Use these links to rapidly review the document

As filed with the Securities and Exchange Commission on June 13, 2014.

Registration No. 333-195361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
AMENDMENT NO. 2
TO
REGISTRATION STATEMENT
Under
The Securities Act of 1933

River Valley Bancorp
(Exact name of Registrant as specified in its charter)

Indiana (State or Other Jurisdiction of Incorporation or Organization)	6022 (Primary Standard Industrial Classification Code Number)	35-1984567 (IRS Employer Identification Number)

430 Clifty Drive
P.O. Box 1590
Madison, IN 47250-0590
Phone: (812) 273-4949
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Matthew P. Forrester
President and Chief Executive Officer
River Valley Bancorp
430 Clifty Drive
P.O. Box 1590
Madison, IN 47250-0590
Phone: (812) 273-4949
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Claudia V. Swhier, Esq. Barnes & Thornburg LLP 11 South Meridian Street Indianapolis, IN 46204-3535 (317) 231-7231 (317) 231-7433 (Facsimile)	Jennifer Durham King, Esq. Vedder Price P.C. 222 North LaSalle Street, Suite 2600 Chicago, IL 60601 (312) 609-7500 (312) 609-5005 (Facsimile)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered	Proposed maximum offering price per share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)(3)

Common Stock, without par value	N/A	N/A	$25,000,000	$3,220

(1)
Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(2)
Determined in accordance with Section 6(b) of the Securities Act at a rate of $128.80 per $1,000,000 of the proposed maximum aggregate offering price.

(3)
The Registrant previously paid a registration fee of $2,576 for the registration of $20,000,000 aggregate offering price of common stock. As a result of the increase in the proposed maximum aggregate offering price, the Registrant has paid an additional registration fee of $644.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where an offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 13, 2014

PROSPECTUS

825,000 Shares of Common Stock

We are offering 825,000 shares of our common stock, without par value. Our common stock is listed on the NASDAQ Capital Market under the symbol "RIVR." On June 12, 2014, the last reported sale price of our common stock was $25.65 per share.

Investing in our common stock involves risks. For additional information, see "Risk Factors" beginning on page 18 for a discussion of the factors you should consider before you make your decision to invest in our common stock.

	Per Share	Total
Public offering price
Underwriting discount(1)
Proceeds to us, before expenses(1)

(1)
Shares subject to an underwriting discount of 5.5%, except that any shares sold in the directed share program will be subject to an underwriting discount of 3.5%. We have reserved up to 82,500 shares for the directed share program. We have also agreed to reimburse the underwriter for certain expenses in connection with the offering. See "Underwriting."

This is a firm commitment underwriting. We have granted the underwriter a 30-day option to purchase up to 123,750 additional shares at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Shares of our common stock are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver the shares in book-entry form through the facilities of The Depository Trust Company, against payment on or about                                        , 2014, subject to customary closing conditions.

The date of this prospectus is

RIVER VALLEY FINANCIAL BANK
Full Service Branch Locations

OHIO
INDIANA
KENTUCKY
Indianapolis
Cincinnati
Jennings
Ripley
Jackson
Jefferson
Carroll
Clark
Floyd
Jefferson
Louisville

i

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriter has not, authorized anyone to provide you with any information that is different from that contained in or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where those offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        This prospectus describes the specific details regarding this offering, the terms and conditions of the common stock being offered hereby and the risks of investing in our common stock. To the extent information in this prospectus is inconsistent with any of the documents incorporated by reference into this prospectus, you should rely on this prospectus. You should read this prospectus, the documents incorporated by reference in this prospectus and the additional information about us described in the section entitled "Where You Can Find More Information" before making your investment decision.

        Neither we, the underwriter, nor any of our officers, directors, agents or representatives, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

        No action is being taken in any jurisdictions outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply to this offering and the distribution of this prospectus applicable to those jurisdictions.

        Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriter will not exercise its option to purchase additional shares of our common stock to cover over-allotments, if any.

        As used in this prospectus, the terms "we," "our," "us," "River Valley" and the "Company" refer to River Valley Bancorp and its consolidated subsidiaries, unless the context indicates otherwise. When we refer to "River Valley Financial" or the "Bank" in this prospectus, we are referring to River Valley Financial Bank, our wholly owned bank subsidiary.

INDUSTRY AND MARKET DATA

        The market data and other statistical information used throughout this prospectus are based on independent industry sources and publications. Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as independent industry publications, government publications, reports by market research firms or other published independent sources. None of the independent industry publications referred to in this prospectus was prepared on our or our affiliates' behalf or at our expense, and we have not independently verified the data or information obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding other forward-looking statements in this prospectus.

 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of such term in the Private Securities Litigation Reform Act of 1995, relating to such matters as our financial condition, anticipated results of operations, cash flows, credit quality, plans, expectations, objectives, future performance and business and similar matters. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of our management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions, although not all forward-looking statements contain these words. Additionally, all statements in this document or any document incorporated herein by reference, including forward-looking statements, speak only as of the date they are made, and we undertake no obligation to update any statement in light of new information or future events.

        These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors. Factors that could have a material adverse effect on our financial condition, results of operations and future prospects can be found in the "Risk Factors" section of this prospectus and elsewhere in our periodic and current reports filed with the Securities and Exchange Commission (the "SEC"). The following factors, many of which are subject to change based on various other factors beyond our control, could cause our financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in the forward-looking statements:

  •
  the effects of future economic, business and market conditions and changes in the United States economy in general and the local economies in the markets in which we operate in particular;

  •
  governmental monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System (the "Federal Reserve");

  •
  legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, including the Indiana Department of Financial Institutions and changes in the scope and cost of insurance from the Federal Deposit Insurance Corporation (the "FDIC") and other coverages;

  •
  the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities, and other interest-sensitive assets and liabilities;

  •
  the failure of assumptions and estimates underlying the establishment of reserves for possible loan losses and other estimates, and the failure of assumptions and estimates used in our analysis of our capital position;

  •
  changes in borrowers' credit risks and payment behaviors;

  •
  changes in consumer spending and savings habits;

  •
  changes in the availability and cost of credit and capital in the financial markets;

  •
  changes in the prices, values and sales volumes of residential and commercial real estate;

  •
  the effects of stagnant or declining crop prices in the agricultural industry causing declining agricultural revenues and land values generally and in our markets;

  •
  the effects of catastrophic events, including storms, droughts, tornados and flooding along the Ohio River and surrounding areas, that may affect general economic conditions, including agricultural production and demand and prices for agricultural goods and land used for agricultural purposes, generally and in our markets;

  •
  the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

  •
  the loss of the services of members of our senior management team;

  •
  the risks of implementing our growth strategy, including, without limitation, the related time and costs of completing any acquisition transactions, integrating operations as part of any such transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions;

  •
  changes in accounting policies, rules and practices;

  •
  changes in technology or products that may be more difficult, costly, or less effective than anticipated, and failures of or interruptions in the communications and information systems on which we rely to conduct our business;

  •
  other factors and risks described under "Risk Factors" herein.

        Furthermore, forward-looking statements are subject to risks and uncertainties related to our ability to, among other things: generate loan and deposit balances at projected spreads; sustain fee generation, including through service fees and charges and gains on sales of loans; maintain asset quality and control risk; limit the amount of net loan charge-offs; adapt effectively and rapidly to changing customer deposit, investment and borrowing behaviors; control expenses; dispose of properties or other assets obtained through foreclosures at expected prices and within a reasonable period of time; attract and retain key personnel; and monitor and manage our financial reporting, operating and disclosure control environment.

        You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. We are not undertaking an obligation to update these forward-looking statements, even though circumstances may change in the future, except as required under federal securities law. In addition, our past results of operations are not necessarily indicative of our future results.

        We qualify all of our forward-looking statements by these cautionary statements.

 WHERE YOU CAN FIND MORE INFORMATION

        This prospectus constitutes a part of a registration statement on Form S-1 and does not contain all the information set forth in the registration statement. You should refer to the registration statement and its related exhibits and schedules for further information about us and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of that document filed as an exhibit to the registration statement or otherwise filed with the SEC, and each such statement is qualified in all respects by this reference. The registration statement and its exhibits and schedules are on file at the offices of the SEC and may be inspected without charge. We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may request a copy of these filings, at no cost, by writing or calling us at the following address:

River Valley Bancorp
430 Clifty Drive
P.O. Box 1590
Madison, Indiana 47250-0590
(812) 273-4949
Attention: Matthew P. Forrester

        You can also read and copy any materials we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to you free of charge at the SEC's website at www.sec.gov and via our Company website at www.rvfbank.com, under "About Us—Stock Price and SEC Filings." Information on the Company's website is not incorporated by reference and is not part of this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

        We are allowed to incorporate by reference into this prospectus certain information that we file with the SEC. This permits us to disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

        We filed the following documents with the SEC and incorporate them by reference into this prospectus:

  •
  Annual Report on Form 10-K for the year ended December 31, 2013, filed on March 18, 2014;

  •
  Definitive Proxy Statement on Schedule 14A for the 2014 annual meeting of shareholders, filed on March 18, 2014;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 15, 2014; and

  •
  Current Reports on Form 8-K filed on April 16, 2014 and on April 17, 2014.

        Nothing in this prospectus shall be deemed to incorporate information deemed furnished but not filed with the SEC. We will provide, without charge, to each person to whom this prospectus is delivered a copy of these filings upon written or oral request to River Valley Bancorp, as described in this prospectus in "Where You Can Find More Information." You may also view and print these reports and documents free of charge as described in "Where You Can Find More Information."

v

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus and may not contain all of the information you should consider in making your investment decision to buy shares of our common stock in this offering. You should read this summary, together with the more detailed information incorporated by reference or included elsewhere in this prospectus, before deciding to invest. You should carefully consider, among other things, the matters discussed in the section entitled "Risk Factors" beginning on page 18 of this prospectus.

Our Business

        River Valley Bancorp is the bank holding company for River Valley Financial Bank, which was founded in 1875 as a federally chartered thrift institution. The Bank converted to an Indiana state chartered commercial bank in 2012 in connection with its acquisition of Dupont State Bank, an Indiana commercial bank. The Bank is headquartered in historic Madison, Indiana, located along the Ohio River, and serves clients in southeastern Indiana and northern Kentucky from its 14 full-service office locations in Clark, Floyd, Jackson, Jennings, Jefferson and Ripley Counties in Indiana, and in Carroll County in Kentucky. The Bank offers a variety of deposit and lending products and services to consumer and commercial customers, historically concentrating its lending activities on the origination of loans secured by first mortgage liens for one-to-four family residential real property.

        As of March 31, 2014, we had total consolidated assets of $483.9 million, total deposits of $401.2 million and total stockholders' equity of $36.1 million.

        Our company brand "Expect a difference!" captures the essence of our operating philosophy. We strive to create a financial resource and experience for our clients that set us apart from our regional and national competitors. We believe our strong client relationships, as well as our ability to attract and preserve new client relationships, form the backbone of our long-term financial success. We believe that we have developed a solid reputation among a loyal customer base because of our commitment to personal service and our strong support of the local communities in which we operate. Fueled in part by strategic acquisition and expansion, we reported record net income of $4.0 million in 2012 and $4.4 million in 2013. We believe in a commitment to building and maintaining mutually beneficial relationships with our customers, regardless of the size of those relationships. We believe that this approach differentiates us from our larger regional and national competitors and provides us with a foundation to seek to continue to grow and to create long-term shareholder value.

Our Market Area

        We are located in southeastern Indiana and north central Kentucky. We consider Jefferson, Jennings, Floyd, Clark, Jackson and Ripley Counties in southeastern Indiana and adjacent Carroll and Trimble Counties in Kentucky as our primary market areas. According to published statistics, population projections among the eight core counties in which we operate remain steady with a projected median growth rate over 1% for 2013 to 2018. As of 2013, Clark and Floyd counties represent the largest populations in our primary market area, with approximately 112,000 and 76,000 people, respectively. The average median household income in our entire market area approximates $47,000, while the average median home value approximates $119,000. The larger counties of Clark and Floyd are directly across the Ohio River from Louisville, Kentucky. The Louisville metropolitan statistical area has a population of over 1.2 million people. All of our branch offices are located within 80 miles of the Louisville metro market.

        The larger businesses operating in Madison, Indiana, where our headquarters and an additional two full-service branch offices are located, include Arvin Sango, which manufactures exhaust and manifold systems for the Toyota Camry line of automobiles, and Madison Precision Products, which manufactures engine products for the Honda Civic and Accord auto lines. Madison is also home to

Grote Industries, the largest manufacturer of safety lights in the world. Its clients include truck manufacturers, trailer manufacturers, and various car manufacturers, including Ford Motor Company. Madison is also home to a division of Dover Industries' Vehicle Services Group, which manufactures various lift products. Also located in Madison is Kings Daughter's Health, a regional hospital, which is the county's largest employer, with over 900 workers. In addition, Hanover College, a liberal arts college with approximately 1,100 students, is located in our market area in the town of Hanover.

        Also located in our market area is the River Ridge Commerce Center, one of the largest metropolitan commercial developments in the country at over 6,000 acres and currently home to dozens of commercial warehousing and distribution centers, including Amazon's largest U.S. distribution center. Seymour, Indiana, located in Jackson County, is home to one of Cummins Inc.'s largest engine manufacturing plants. Cummins designs, manufactures, sells and services diesel engines and related technology globally.

Our Growth

        Since 1875, we have been an Indiana institution serving primarily Indiana clients. In the last 10 years, we have expanded from five branches in only two Indiana counties (Jefferson and Clark) to 14 branches in six Indiana counties and a seventh county in Kentucky. During this period, we have grown assets from $255.1 million at December 31, 2003 to $482.8 million as of December 31, 2013, an increase of 89.3%. Since our decision to expand outside of our home market in Jefferson County in 2003, we have steadily increased our presence in our contiguous counties, including the addition of a branch across the Ohio River in Carroll County, Kentucky in 2005. We added a second location in Clark County at Sellersburg in 2006, and locations in Floyd County at Floyds Knobs in 2008 and New Albany in 2010. As a result of the 2012 acquisition of Dupont State Bank, we acquired a presence in two new strategic counties, Jennings and Jackson Counties, with branches at North Vernon and Seymour, and expanded our presence in Jefferson County with a branch in Dupont, Indiana. In 2013, we added a branch in Osgood, Indiana, extending into Ripley County, and in May 2014, we opened a new branch in Jeffersonville, Indiana, Clark County.

        As a result of these growth initiatives, we have created a network that arcs around our headquarters location extending to the south, west, north and northeast. We believe this expansion strategy has created a well-established presence in the regions around our home market. While this overall expansion strategy has been guided by a focus on smaller communities in Indiana in general proximity to our home market, it has also been influenced by the competitive landscape in these markets. As the historically prominent community banks in these markets were acquired, in many cases by large out-of-state institutions, we believe River Valley's traditional community banking approach became relevant to consumers, and we believe that this provides a competitive advantage to us.

        As a result, we now serve a more diverse economic region. While we operate within a relatively small geographic region of the state, our expansion strategy has provided borrower diversification by ensuring that no single industry or employer dominates our markets. In addition, we believe the metropolitan Louisville, Kentucky market that is geographically close to us presents a significant potential future opportunity to grow our presence in a larger metropolitan market where we already have some exposure and experience through several significant lending relationships.

Our Strategic Focus

        The Bank's business strategy is focused on maintaining our traditional community banking approach while concurrently leveraging the strength and size of our balance sheet to compete effectively with our regional and national competitors, many of which are significantly larger. As the Chairman of the FDIC observed in an announcement on April 9, 2014, a recently released FDIC research study on long-term consolidation in the banking industry "clearly demonstrates the strength and resilience of the community bank sector and supports the conclusion that community banks will continue to play a vital role in the financial system of the United States for the foreseeable future." We are focused on serving clients in the state of Indiana, and contiguous areas in the state of Kentucky, including metropolitan Louisville, with the majority of our business in southeastern Indiana. While our business encompasses all aspects of traditional community banking, including consumer lending and wealth advisory and trust services, we focus on building individual and commercial lending relationships and developing retail and commercial deposit customers. Our strategy includes the following key components:

Successfully Expand our Commercial Lending

        The Bank hired two seasoned commercial loan officers in 2013 to help us develop and grow our commercial lending portfolio. These additional officers, in conjunction with our existing staff, have attracted customers and achieved increases in markets bounded by Decatur County, Indiana to the north, Jefferson County, Kentucky (which includes Louisville, Kentucky) to the south, Franklin County, Indiana to the east, and Monroe County, Indiana (which includes Bloomington, Indiana) to the west.

        In addition, we are pursuing expansion in Jennings and Jackson Counties in Indiana where we acquired a presence with the 2012 purchase of Dupont State Bank. We believe the expanded array of products we offer and the larger resources provided by River Valley Financial will allow us to continue to grow the existing Dupont relationships while attracting other commercial business that could not be well served by a financial institution of Dupont State Bank's size.

        The Bank's commercial loan portfolio is secured primarily by real estate, but we also have attracted loans to municipalities secured by tax revenues. In addition, our commercial loan portfolio includes loans to nationally recognized not-for-profit corporations and service organizations. We believe that, in effect, the commercial loan portfolio should be, and is, a reflection of the diversity of our market areas.

        Based on our own evaluation, because commercial lending market share by county is not publicly available, we believe the Bank has a dominant market share of commercial lending in both Jefferson and Jennings Counties in Indiana and a significant market share in other counties where we maintain a branch, as well as areas like Louisville, Kentucky where we do not have a branch. We believe that personal service provided by our relationship-based bankers, local decision making, and competitive fees are differentiating us from the other banks in these areas, and that our reputation for being competitive across all lending business lines has allowed us to compete with larger regional banks for market share in large markets like the metropolitan Louisville area.

Respect our Traditional Residential Mortgage Focus (one-to-four family, multi family, and construction)

        The Bank's origin as a federally chartered thrift institution is the basis for our experience in residential mortgage lending. Historically, mortgages for residential purposes have comprised in excess of 50% of our loan portfolio, with origination and servicing of these loans a primary business unit. Additionally, we originate residential mortgages for sale into the secondary market through sales to the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The sale and servicing of these loans represent a significant part of our noninterest income.

        The residential mortgage market was significantly impacted by the subprime lending crisis in 2008 and the resulting economic turmoil and national recession. Despite the slow demand for these products during that period, we consistently strove to make affordable mortgage products available, exemplifying our long standing practice of supporting our clients, in both good times and bad. During these difficult economic years, we were still able to grow our portfolio of one-to-four family residential mortgage loans by approximately 7.8% from December 31, 2009 to December 31, 2013, serving existing customers and capturing new business as our regional housing market expanded and improved.

        Historically low interest rates during the period resulted in strong demand for mortgage refinancing, and borrowers turned to us for those needs. Refinance activity, primarily into the secondary market, resulted in annual sales to Freddie Mac and the Federal National Mortgage Association ("Fannie Mae") in 2008 through 2013 ranging between $45.6 million in 2009 to $22.5 million in 2013.

        As the economies of our service area improve, we anticipate modest growth for origination of residential mortgage products. Conversely, we anticipate a lessening of refinancing activity and the associated secondary market sales.

Continue to Reduce our Non-performing Assets

        Unlike many financial institutions during the difficult economic period of the last five years, our primary strategy for resolving troubled credit issues was to avoid termination of our credit relationships when feasible. Instead, we maintained a constant course of diligent involvement with our customers through increased and proactive collection activity, responsible revaluation of property, and sound debt restructuring to allow borrowers to regain their financial footing. Once again, we believe this reflects the "Expect a Difference" pledge we make to our customers and shareholders as part of our community banking strategy.

        Non-performing assets are primarily comprised of loans 90 or more days past due, loans that are troubled and have been restructured in a formal debt restructuring, and real estate held for sale as a result of foreclosure or other legal action. Our non-performing assets have ranged between $9.1 million in 2009 to a high of $19.3 million in 2011, with levels stabilizing in 2013 at $15.6 million.

        Loans 90 or more days past due are primarily comprised of loans in the lengthy process of foreclosure. The total of loans 90 or more days past due has decreased over the last five years from a high of $10.4 million as of December 31, 2010 to $3.4 million as of December 31, 2013, a 66.9% decrease. During the period of economic recession, the Bank hired a dedicated collection professional, increased precautionary collection activity by all loan officers, and increased loan review staff, all to mitigate the effects of the economy on our borrowers and ultimately the Bank. Meanwhile, net charge-offs as a percent of average loans outstanding for the period 2009 through 2013 ranged from a high of .98% in fiscal year 2011 to a low of (.01%) in fiscal year 2013.

        The Bank works with troubled borrowers to restructure debt and provide opportunities for improvement in, and ultimately resolution of, credit issues. At December 31, 2013, total troubled debt restructured and included in non-performing assets was $10.4 million. These workouts are in some cases long term arrangements, and therefore will not be removed from non-performing assets until their conclusion, which most likely will be at loan maturity. Although troubled debt restructured is always reported as a non-performing asset, it can, and may, be an earning asset for the Bank.

        Other real estate held for sale as a result of foreclosure or other legal action comprises the remainder of our non-performing assets. The level of these properties we held peaked during and immediately subsequent to the economic crisis. While foreclosure activity is still pending for some borrowers, we believe the level of real estate held will remain at moderate to low levels, with minimal losses associated with these holdings.

        The Bank has a goal to reduce non-performing assets by 20% year over year, and we believe that the level of non-performing assets will decline as a result of sound management practices and effective legal action, in conjunction with improvement in the economies of our service areas.

Pursue New Organic and Opportunistic Growth Opportunities

        Over the last ten years, from December 31, 2003 to December 31, 2013, we have grown our assets by 89.3% by both organic growth and by branch and bank acquisition. We intend to continue to evaluate market data and available transactions carefully to identify attractive opportunities for growth for the Company. We will focus our efforts for growth on southeastern and south central Indiana and northern Kentucky, including the metropolitan Louisville area.

Capitalize on Our Client Service-Focused, Community Banking Model

        Fulfilling client needs is a top priority for us. We believe that in order to be successful, we must offer state-of-the-art products, services and technology, and deliver them with the personal feel of a local neighborhood bank. The Bank and our team members engage actively in our communities, often through sponsorships and many dedicated volunteer hours, which fosters name recognition for River Valley and builds personal relationships with key community members. We are proud of the fact that our team builds long-term relationships with clients, many of which have maintained a deposit relationship with us since before our conversion from mutual to stock form in 1996. We also recognize that our clients expect more from us than a friendly, local bank presence. They expect us to provide technology-driven and secure solutions to their financial needs. They expect us to provide quick turnaround decisions on loan requests, as well as competitively priced loan and deposit products. In addition, they expect us to provide sound, thoughtful financial advice and practical financial planning.

Our Competitive Strengths

History of Strong Financial Performance

        During the past five years, we have maintained strong profitability while continuing to grow our franchise both organically and through strategic acquisitions. Our results for the year ended December 31, 2013 highlight our strong financial performance:

  •
  Net income for 2013 of $4.4 million was the highest reported annual net income in our 139 year history, exceeding by 10% another record-setting net income of $4.0 million for 2012.

  •
  Total assets increased to $482.8 million as of December 31, 2013, as compared to $472.9 million a year earlier. As of December 31, 2013, deposits totaled $395.0 million, an increase from the $384.3 million as of December 31, 2012.

  •
  Net loans, including loans held for sale, were $316.6 million as of December 31, 2013, an increase of $10.7 million from $305.9 million at the end of 2012.

  •
  Return on average assets for 2013 was 0.92% as compared to 0.96% in 2012, and return on average equity for 2013 was 12.69% compared to 11.72% for 2012.

  •
  The allowance for loan losses totaled $4.5 million as of December 31, or 1.41% of total outstanding loans. As of December 31, 2012, the allowance for loan losses was $3.6 million, or 1.15% of total outstanding loans.

  •
  At December 31, 2013, non-performing assets of $15.6 million represented 3.22% of total assets, while non-performing assets at December 31, 2012 were $16.3 million, or 3.45% of total assets.

  •
  In December 2013, River Valley declared both its 67th consecutive quarterly cash dividend and an additional special dividend in the same amount as the quarterly dividend, with the 2013 annual dividend rate at $1.05 per share and a dividend payout ratio of 39.47%. For 2012, the annual dividend rate was $.84 per share and a dividend payout ratio of 35.00%.

  •
  Despite the severe economic recession beginning in 2008, we had no regulatory enforcement agreements or resolutions or restrictions imposed on us by the regulators during that period.

        Over the five-year period from January 1, 2009 to December 31, 2013, our results included the following highlights:

  •
  Increased total loans outstanding (including loans held for sale, not reduced by the allowance for loan losses) from $279.4 million at December 31, 2009 to $321.1 million at December 31, 2013, a compound annual growth rate of 2.82%;

  •
  Grew net income from $1.7 million in 2009 to $4.4 million in 2013, a compound annual growth rate of 20.95%;

  •
  Net mortgage servicing assets grew from $505,000 at December 31, 2009 to $655,000 at December 31, 2013, a compound annual growth rate of 5.34%;

  •
  Return on average equity grew from 6.48% in 2009 to 12.69% in 2013, and return on average assets grew from 0.44% in 2009 to 0.92% in 2013.

  •
  Tangible book value per share of common stock grew from $17.03 at December 31, 2009 to $17.17 at December 31, 2013, a compound annual growth rate of 0.16%;

  •
  Fully diluted earnings per share grew from $1.09 for 2009 to $2.66 for 2013, a compound annual growth rate of 19.53%;

  •
  Annual cash common stock dividends per share (excluding the 2013 special dividend) remained steady at $0.84 for each of the five years in the period;

  •
  Achieved significant penetration of historical markets and built market share in newer markets; and

  •
  Actively managed our capital position, repurchasing shares when appropriate and raising capital when needed based on our strategic plans.

        The table below presents key financial highlights at and for each of the years in the five-year period ended December 31, 2013, and at and for the three-month periods ended March 31, 2014 and 2013. See "Selected Historical Consolidated Financial Data" section for additional information related to the source of the selected financial information and additional considerations related to the financial information for the three-month periods ended March 31, 2014 and 2013.

	As of and For the Three Months Ended March 31,		As of and For the Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(In thousands, except share data)
Total assets	$483,943	$482,640	$482,837	$472,855	$406,643	$386,609	$396,162
Total loans, including loans held for sale	316,806	299,220	321,079	309,476	257,186	270,343	279,377
Deposits	401,246	393,458	395,015	384,255	305,226	286,337	276,586
Net income	1,066	1,006	4,440	4,012	1,772	2,320	1,696
Diluted earnings per share	.63	.60	2.66	2.40	0.93	1.29	1.09
Return on average equity(1)	11.84%	11.22%	12.69%	11.72%	5.41%	7.23%	6.48%
Return on average assets(1)	0.88	0.84	0.92	0.96	0.45	0.59	0.44
Net yield on interest-earning assets	3.48	3.34	3.41	3.17	3.19	3.05	2.68
Non-performing assets to total assets	3.21	3.49	3.22	3.45	4.74	4.53	2.30
Net charge-offs to average total loans outstanding(1)	0.61	—	(0.01)	0.69	0.98	0.53	0.94
Dividend payout ratio	33.33	35.00	39.47	35.00	90.32	65.12	77.06
Tangible book value per share of common stock(2)	$18.52	$19.09	$17.17	$19.39	$18.39	$17.29	$17.03
Tangible common equity to tangible assets(2)	5.91%	6.05%	5.49%	6.27%	6.85%	6.78%	6.47%

(1)
Ratios for the three months ended March 31, 2014 and 2013 are annualized.

(2)
See "Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures" for a reconciliation of these measures to their most comparable GAAP measures.

Loan Portfolio

        River Valley Financial has its origins in the savings and loan industry and, as a result, our lending focus historically has been on the origination of loans secured by first mortgage liens for the purchase, construction, or refinancing of one-to-four family residential real property, which continue to be the major focus of the Bank's loan origination activities, representing 42.8% of the Bank's total loan portfolio at March 31, 2014. This compares to 42.1% at December 31, 2013. Notwithstanding that focus, we also have a substantial portfolio of nonresidential real estate loans, which includes land used for agricultural production, representing 35.2% of the Bank's total loan portfolio at March 31, 2014, as compared to 36.5% at December 31, 2013. In addition, we offer multi-family mortgage loans, land loans, construction loans, non-mortgage commercial loans and consumer loans.

        The following tables illustrate the composition of our loan portfolio for each of the years in the five-year period ended December 31, 2013, and for the three-month periods ended March 31, 2014 and 2013:

	At December 31,
	2013		2012		2011		2010		2009
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)
Construction/Land	$24,307	7.46%	$26,506	8.42%	$27,389	10.47%	$27,991	10.32%	$30,932	11.03%
One-to-four family residential	137,298	42.11	137,402	43.65	111,198	42.50	117,616	43.38	127,397	45.41
Multi-family residential	16,408	5.03	19,988	6.35	18,582	7.10	14,997	5.53	12,910	4.60
Nonresidential	118,946	36.48	106,433	33.81	83,284	31.83	89,607	33.05	87,483	31.18
Commercial	24,741	7.59	19,549	6.21	17,349	6.63	16,413	6.05	17,129	6.10
Consumer	4,326	1.33	4,906	1.56	3,840	1.47	4,533	1.67	4,711	1.68

Gross loans receivable	326,026	100.00%	314,784	100.00%	261,642	100.00%	271,157	100.00%	280,562	100.00%
Add/(Deduct):
Deferred loan origination costs	487	0.15	484	0.15	481	0.18	485	0.18	464	0.17
Undisbursed portions of loans in process	(5,775)	(1.77)	(6,186)	(1.97)	(5,024)	(1.92)	(2,388)	(0.88)	(1,824)	(0.65)
Allowance for loan losses	(4,510)	(1.38)	(3,564)	(1.13)	(4,003)	(1.53)	(3,806)	(1.40)	(2,611)	(0.93)

Net loans receivable	$316,228	97.00%	$305,518	97.05%	$253,096	96.73%	$265,448	97.90%	$276,591	98.59%

	At March 31,
	2014		2013
	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)
Construction/Land	$25,978	8.16%	$23,237	7.53%
One-to-four family residential	136,098	42.75	134,487	43.60
Multi-family residential	18,107	5.69	17,280	5.60
Nonresidential	112,067	35.20	106,555	34.55
Commercial	22,458	7.05	22,701	7.36
Consumer	3,667	1.15	4,198	1.36

Gross loans receivable	318,375	100.00%	308,458	100.00%
Add/(Deduct):
Deferred loan origination costs	494	0.16	487	0.16
Undisbursed portions of loans in process	(2,063)	(0.65)	(10,088)	(3.27)
Allowance for loan losses	(4,196)	(1.32)	(3,884)	(1.26)

Net loans receivable	$312,610	98.19%	$294,973	95.63%

        In addition to our traditional one-to-four family and multi-family residential mortgage lending, our other areas of significant lending focus include the following:

          Nonresidential Real Estate Loans.    At March 31, 2014, $112.1 million, or 35.2% of our total loan portfolio, consisted of nonresidential real estate loans and land used for agricultural production. This compares to $118.9 million, or 36.5%, at December 31, 2013. Nonresidential real estate loans are primarily secured by real estate such as churches, farms and small business properties. We generally originate nonresidential real estate as adjustable rate loans of varying rates with lock-in terms of up to 10 years indexed to the one-year U.S. Treasury securities yields adjusted to a constant maturity, written for maximum terms of 30 years. Our adjustable rate nonresidential real estate loans have maximum adjustments per year and over the life of the loan of 2% and 6%, respectively. We generally require the ratio of the loan amount to the lesser of the current cost or appraised value of the property (the "Loan-to-Value Ratio") to be up to 80%, depending on the nature of the real estate collateral. We underwrite our nonresidential real estate loans on a case-by-case basis and, in addition to our normal underwriting criteria, evaluate the borrower's ability to service the debt from the net operating income of the property. As of March 31, 2014, our largest nonresidential real estate loan, for two fire houses located in Charlestown and New Albany, Indiana, was $4.9 million. Nonresidential real estate loans in the amount of $3.6 million, or 1.1% of total loans, were included in non-performing assets at March 31, 2014.

          Loans secured by nonresidential real estate generally are larger than one-to-four family residential loans and involve a greater degree of risk. Nonresidential real estate loans often involve large loan balances to single borrowers or groups of related borrowers. Payments on these loans depend to a large degree on results of operations and management of the properties and may be affected to a greater extent by adverse conditions in the real estate market or the economy in general. Accordingly, the nature of the loans may make them more difficult for management to monitor and evaluate.

          Construction/Land Loans.    The Bank offers mortgage loans for construction, land development and undeveloped land with respect to residential and nonresidential real estate and, in certain cases, to builders or developers on a speculative basis (i.e., before the builder/developer obtains a commitment from a buyer).

          Generally, construction loans are written as 12-month loans, either fixed or adjustable, with interest calculated on the amount disbursed under the loan and payable on a semi-annual or monthly basis. We generally require the Loan-to-Value Ratio to be 80% for its construction loans, although we may permit an 85% Loan-to-Value Ratio for one-to-four family residential construction loans. Inspections are generally made prior to any disbursement under a construction loan, and we do not typically charge commitment fees for construction loans. The largest single construction loan at March 31, 2014 totaled $2.7 million.

          Land loans are generally written on terms and conditions similar to nonresidential real estate loans. Some of our land loans are land development loans, meaning the proceeds of the loans are used for infrastructure improvements to the real estate such as streets and sewers. At March 31, 2014, our largest single land loan, a development loan secured by residential building lots in Clark and Floyd Counties, Indiana, totaled $2.1 million.

          At March 31, 2014, $26.0 million, or 8.2% of our total loan portfolio, consisted of construction, land or land development loans. This compares to $24.3 million, or 7.5%, at December 31, 2013. Of these loans, $3.8 million, or 1.2% of total loans, were included in our non-performing assets. While providing us with a comparable, and in some cases higher, yield than a conventional mortgage loan, construction and land loans involve a higher level of risk. Borrowers who are over budget may divert the loan funds to cover cost overruns rather than direct them toward the purpose for which such loans were made. In addition, these loans are more difficult to monitor than conventional mortgage loans. As such, a defaulting borrower could cause us to take title to partially improved land that is unmarketable without further capital investment.

          Commercial Loans.    At March 31, 2014, $22.5 million, or 7.1% of our total loan portfolio, consisted of non-mortgage commercial loans. This compares to $24.7 million, or 7.6%, at December 31, 2013. Commercial loans are written on either a fixed rate or an adjustable rate basis with terms that vary depending on the type of security, if any. At March 31, 2014, approximately $20.3 million, or 90.3%, of our commercial loans were secured by collateral, generally in the form of equipment, inventory, crops or, in some cases as an abundance of caution, real estate. Adjustable rate commercial loans are generally indexed to the prime rate with varying margins and terms depending on the type of collateral securing the loans and the credit quality of the borrowers. At March 31, 2014, the largest single commercial loan was $3.2 million, made to a plastic molding company located in Madison, Indiana. As of the same date, commercial loans totaling $374,000, or 0.1% of total loans, were included in non-performing assets.

          Commercial loans tend to bear somewhat greater risk than residential mortgage loans, depending on the ability of the underlying enterprise to repay the loan. Further, they are frequently larger in amount than the Bank's average residential mortgage loans.

        A disciplined credit approval process involves the review of every new loan, with loans exceeding prescribed authority levels requiring approval by at least four members of the Bank's Board of Directors. We identify the level of risk associated with a loan type, which in turn determines the level of authority required to approve the loan. For instance, our most senior loan officer may approve mortgage loans and loans secured by readily marketable collateral for up to $500,000 and $400,000, respectively, but unsecured loans for only $50,000, and a non-senior loan officer may approve mortgage loans and loans secured by readily marketable collateral for up to $150,000, but unsecured loans for only $15,000, without action by at least four members of the Bank's Board of Directors Loan Committee. Our underwriting standards are designed specifically to evaluate collateral thoroughly and to compensate for higher risk levels inherent in certain loan types, such as consumer and commercial loans. Borrower character, paying habits and financial strength are important considerations. Management believes that our well-defined underwriting standards and the direct oversight by our Board of Directors contributes to a disciplined and consistent credit culture. As of March 31, 2014, our allowance for loan losses represented 1.32% of total outstanding loans, and non-performing assets represented 3.21% of total assets. This compares to 1.41% and 3.22%, respectively, for the same ratios at December 31, 2013.

Asset Quality—Non-performing Assets

        At March 31, 2014, $11.5 million, or 2.4% of consolidated total assets, were non-performing loans (loans 90 or more days past due and loans on nonaccrual status). This compares to $10.9 million, or 2.3%, at March 31, 2013, $11.5 million, or 2.4%, at December 31, 2013, and $10.9 million, or 2.3%, at December 31, 2012. Also included in non-performing assets was real estate owned ("REO"), comprised of real estate taken during foreclosure proceedings, held at March 31, 2014, in the amount of $1.3 million. This compares to $1.9 million at March 31, 2013, $155,000 at December 31, 2013, and $1.6 million at December 31, 2012. Troubled debt restructured that is non-performing at the time of restructuring is required to be included as a nonaccruing asset until certain requirements for payment and borrower viability are met.

        The following table sets forth the amounts and categories of our non-performing assets (nonaccruing loans, loans 90 or more days past due and accruing, accruing troubled debt restructured loans, and foreclosed real estate) for the last five years and for the three-month periods ended March 31, 2014 and 2013. It is our policy that all earned but uncollected interest on all past due loans is reviewed monthly to determine what portion of it should be classified as uncollectible for loans 90 or more days past due. Uncollectible interest is written off monthly.

	At March 31,		At December 31,
	2014	2013	2013	2012	2011	2010	2009
	(In thousands)
Non-performing assets:
Nonaccrual loans	$11,438	$10,874	$11,514	$10,850	$9,863	$10,381	$7,199
Loans 90 or more days past due and accruing	61	—	1	—	—	—	—
Troubled debt restructured loans	2,758	4,054	3,898	3,860	6,939	6,747	1,651

Total non-performing loans and troubled debt restructured loans	14,257	14,928	15,413	14,710	16,802	17,128	8,850
Foreclosed real estate	1,258	1,934	155	1,610	2,487	400	253

Total non-performing assets	$15,515	$16,862	$15,568	$16,320	$19,289	$17,528	$9,103

Total non-performing loans to net loans	3.68%	3.69%	3.64%	3.55%	3.90%	3.91%	2.60%
Total non-performing loans, including troubled debt restructured, to net loans	4.56	5.06	4.87	4.81	6.64	6.45	3.20
Total non-performing loans to total assets	2.38	2.25	2.38	2.29	2.43	2.69	1.82
Total non-performing assets to total assets	3.21	3.49	3.22	3.45	4.74	4.53	2.30

        The following table presents the detail of our nonaccrual loans as of December 31, 2013 and 2012, and as of March 31, 2014 and 2013, which includes both nonaccruing troubled debt restructured loans and loans contractually delinquent 90 days or more, unless the loan is well-secured and in the process of collection.

	At March 31,		At December 31,
	2014	2013	2013	2012
	(In thousands)
Construction/Land	$3,834	$4,381	$3,864	$4,798
One-to-four family residential	2,623	2,645	3,833	2,687
Multi-family residential	1,015	1,091	1,073	1,104
Nonresidential and agricultural land	3,592	2,187	2,377	1,678
Commercial	374	561	362	567
Consumer and other	—	9	5	16

Total nonaccrual loans	$11,438	$10,874	$11,514	$10,850

        At December 31, 2013 and March 31, 2014, our classified assets (classified loans and foreclosed real estate), were as follows:

	At March 31, 2014	At December 31, 2013
	(In thousands)
Substandard assets	$18,517	$19,070
Doubtful assets	808	1,346
Loss assets	—	—

Total classified assets	$19,325	$20,416

Successful Acquisition and Integration History

        Over the last ten years, we have grown our assets by 89.3% and expanded our footprint from five branches in two Indiana counties to 14 branches in seven counties in both Indiana and Kentucky. In the last two years, we acquired half of these eight new branches. Our management team has a history of successfully integrating these acquisitions and delivering strong operating results, always seeking to improve operational efficiency and credit and risk management processes while controlling expenses. We believe our management team possesses the capabilities and experience to continue to pursue strategic opportunities for River Valley in the future.

Recent Developments—First Quarter 2014 Results

        Financial Condition at March 31, 2014 Compared to December 31, 2013.    At March 31, 2014, our consolidated assets totaled $483.9 million, an increase of $1.1 million, or 0.2%, from December 31, 2013. The change was the result of a $7.6 million, or 74.3%, increase in cash to $17.9 million as of March 31, 2014, partially offset by decreases in investment securities of $2.6 million and in loans of $3.9 million.

        Available-for-sale securities decreased $2.6 million, or 2.1%, over the period, from $119.9 million as of December 31, 2013 to $117.3 million as of March 31, 2014, as we disposed of select investments in order to mitigate future risk in the portfolio. The net unrealized loss on the portfolio was $1.5 million at March 31, 2014, compared to $2.8 million as of December 31, 2013, reflecting slight improvements in the bond markets.

        Net loans, excluding loans held for sale, decreased $3.6 million, or 1.1%, from $316.2 million at December 31, 2013 to $312.6 million at March 31, 2014. Over the same period, $1.2 million in non-performing loans moved from the portfolio into real estate held for sale. Sales of conventional mortgages into the secondary market declined from the levels a year earlier with proceeds from sales to Freddie Mac for the three months ended March 31, 2014 at $2.8 million compared to $8.3 million for the three months ended March 31, 2013, approximately a 66.3% decrease. Sales into the secondary market, primarily to Freddie Mac, are a significant source of noninterest income for us.

        Our consolidated allowance for loan losses totaled $4.2 million at March 31, 2014, a decrease of 7.0% from $4.5 million at December 31, 2013. The decrease was primarily due to the decline in specific reserves needed on impaired loans. For the three-month period ended March 31, 2014, $174,000 was expensed and placed in the reserve as compared to $318,000 for the same period in 2013. Charge offs for the quarter of $533,000, primarily one-to-four family residential loans, were partially offset by recoveries of $45,000. Of that amount, $312,000 was included as a specific valuation allowance at December 31, 2013. This compares to charge offs and recoveries for the three-month period ended March 31, 2013 of $332,000 and $334,000, respectively, none of which was previously provisioned.

        The total allowance represented 1.32% of gross loans as of March 31, 2014, as compared to 1.41% as of December 31, 2013. Specific valuation allowances established for impaired loans totaled $878,000 at March 31, 2014, as compared to $1.1 million at December 31, 2013.

        Loans past due 30 days or more as of March 31, 2014, excluding purchased credit-impaired loans, were $6.6 million, or 2.10% of net loans, as compared to $5.6 million, or 1.78%, at December 31, 2013.

        Non-performing loans (defined as loans 90 or more days past due and loans on nonaccrual status, excluding purchased credit-impaired loans) were $11.5 million at March 31, 2014 and December 31, 2013. Troubled debt restructured loans that were less than 90 days past due included in total non-performing loans were $5.5 million as of March 31, 2014, as compared to $5.8 million as of December 31, 2013. Non-performing loans as a percent of net loans were 3.68% and 3.64%, respectively, at those dates.

        Although management believes that its allowance for loan losses at March 31, 2014 was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could negatively affect our results of operations. Management is diligent in monitoring delinquent loans and in the analysis of the factors affecting the allowance.

        Other assets decreased, period to period, a total of $1.2 million or 21.1%, primarily as a result of changes in prepaid asset balances and a decrease in the deferred tax asset relating to unrealized gains on available-for-sale securities.

        Deposits totaled $401.2 million at March 31, 2014, an increase of $6.2 million, or 1.6%, from total deposits of $395.0 million at December 31, 2013. During the quarter, noninterest-bearing deposit accounts increased by 4.2%, or $2.0 million, while interest-bearing deposits increased approximately 1.2%, or $4.2 million. The fluctuations were distributed across all deposit types, with the greatest increases being in money market deposit accounts ($3.8 million), our "Vantage" checking account ($2.4 million), and savings accounts ($3.4 million). The largest decrease, period to period, was in certificate of deposit accounts, which decreased $4.5 million. In the current rate environment, borrowers still appear to be trading minimal differences in interest rates for accessibility to their funds in selecting transactional accounts over non-transactional.

        Borrowings decreased period to period from $49.7 million as of December 31, 2013, to $42.7 million as of March 31, 2014, as we paid off maturing Federal Home Loan Bank of Indianapolis advances.

        Other liabilities totaled $3.6 million at March 31, 2014, an increase of $256,000 from $3.4 million at December 31, 2013, primarily due to changes in escrowed balances and accrued expenses.

        Stockholders' equity totaled $36.1 million at March 31, 2014, an increase of $1.6 million, or 4.8%, from $34.5 million at December 31, 2013. The increase was primarily due to the decrease in unrealized losses on available-for-sale securities, net of tax, from an unrealized loss of $1.8 million at December 31, 2013 to an unrealized loss of $944,000 at March 31, 2014. The fluctuation in unrealized gains/losses on available-for-sale securities was accompanied by net income of $1.1 million and proceeds from stock options exercised of $111,000, offset by dividends to common and preferred shareholders of $413,000. Dividends to common shareholders for the quarter were $.21 per share.

        The Bank is required to maintain minimum regulatory capital pursuant to federal regulations. At March 31, 2014, the Bank's regulatory capital exceeded all applicable minimum regulatory capital requirements.

        Comparison of Operating Results for the Three Months Ended March 31, 2014 and 2013.    Our net income for the three months ended March 31, 2014 totaled $1.1 million, an increase of $60,000, or 6.0%, from net income of $1.0 million for the three months ended March 31, 2013. The increase in net income for the 2014 period as compared to 2013 was attributable to a combination of factors. Net interest income increased $210,000, or 5.7%, from $3.7 million for the period ended March 31, 2013 to $3.9 million for the same period in 2014, a result of both changing interest rates and decreased borrowings. Provision expense decreased $144,000 period to period, or 45.3%, from $318,000 for the three months ended March 31, 2013 to $174,000 for the three months ended March 31, 2014, based on the results of our allowance for loan losses analysis at each period end. Other income decreased $147,000, primarily the result of decreased loan sales into the secondary market partially offset by a decrease in losses on the sale of foreclosed real estate. Other expenses increased $237,000, from $3.2 million for the quarter March 31, 2013 to $3.4 million for the quarter ended March 31, 2014, primarily due to costs associated with the addition of new branches and the associated personnel.

        Net Interest Income.    Total interest income for the three months ended March 31, 2014 remained constant at $4.8 million compared to the prior year period.

        Total interest expense decreased by $183,000, or 16.8%, from $1.1 million for the three months ended March 31, 2013 to $907,000 for the three months ended March 31, 2014. For the quarter ended March 31, 2014, interest expense from deposits totaled $516,000, as compared to $616,000 for the same period in 2013. The decrease was primarily attributable to interest expense on fixed-maturity deposits, as repricing of these deposits was done at continuously lowering rates, but also due somewhat to changes in the composition of the deposit base as mentioned above, as depositors moved from maturity and interest-bearing accounts to transactional and noninterest-bearing accounts. The cost of borrowings decreased $83,000, period to period, as the result of the decrease in both the average rate and the average balance of borrowings. Total borrowings as of March 31, 2014 were $42.7 million, as compared to $49.7 million at March 31, 2013. We borrow primarily from the Federal Home Loan Bank of Indianapolis. The average rate for the existing advances was 3.83% at March 31, 2013, as compared to 3.23% at March 31, 2014.

        Net interest income was $3.9 million for the three-month period ended March 31, 2014, compared to $3.7 million for the same period in 2013, an increase of $210,000, or 5.7%, period to period, as slight increases in interest income were supplemented by reduced interest expense. The net interest margin for the three-month period ended March 31, 2014 was 3.48% as compared to 3.34% for the comparable period in 2013. For the years ended December 31, 2013 and 2012, the net interest margins were 3.41% and 3.17%, respectively. Included in net interest income for the three-month periods ended March 31, 2014 and 2013 was $71,000 and $106,000, respectively, of net accretion related to the purchase accounting adjustments on loans and deposits from our 2012 acquisition of Dupont State Bank. Comparably, the net accretion (amortization) included in net interest income for the years ended December 31, 2013 and 2012 was $674,000 and $(46,000), respectively. Without the accretion of these purchase accounting adjustments, the net interest margin for the three-month period ended March 31, 2014, would have been 3.42% as compared to 3.25% for the comparable period in 2013, and would have been 3.26% for the year ended December 31, 2013, as compared to 3.18% for the year ended December 31, 2012. Accretion and amortization of these purchase accounting adjustments are impacted by the estimated and actual cash flows of these financial instruments and therefore could significantly change in subsequent periods.

        Provision for Loan Losses.    We recorded a $174,000 provision for loan losses for the three months ended March 31, 2014, $144,000 lower than the amount expensed for the same period in 2013, reflecting improvements in the economy overall and stabilization in loan performance trends in general. At December 31, 2009, 2010 and 2011, delinquencies 30 days or more past due, as a percentage of net loans, were 3.70%, 4.63% and 4.28%, respectively. Since 2011, these percentages have declined and stabilized a level below the trends experience from December 31, 2009 to 2011. At December 31, 2012 and 2013 and March 31, 2014, these percentages were 1.82%, 1.78% and 2.10%, respectively (delinquent purchased credit-impaired loans acquired in the Dupont State Bank acquisition in 2012 with a fair value of $1.5 million, $1.6 million and $1.5 million, respectively, are excluded from the delinquent loan amounts used in this calculation). The slight increase in the delinquency percentage from December 31, 2013 to March 31, 2014 was primarily a result of an increase in loans past due 30 to 89 days. Loans past due 30 to 89 days increased $1.1 million from December 31, 2013 to March 31, 2014, while loans 90 or more days past due declined slightly period to period.

        While management believes that the allowance for losses is adequate at March 31, 2014, based upon the available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on non-performing assets in the future.

        Other Income.    Other income decreased by $147,000, or 12.6%, during the three months ended March 31, 2014 to $1.0 million, as compared to the $1.2 million for the 2013 period. The decrease was due primarily to a decrease in gains on the sale of loans into the secondary market, with $78,000 in gains for the three-month period ended March 31, 2014, compared to $325,000 for the same period in 2013. Losses on the sale of foreclosed real estate decreased to $21,000 for the three-month period ended March 31, 2014, from $144,000 for the comparable period in 2013, a decrease of $123,000. Unlike interest income, "other income" is not always readily predictable and is subject to variations depending on outside influences.

        Other Expenses.    Total other expenses increased period to period, with a net increase of $237,000, or 7.4%. The most significant items affecting other expenses were:

  •
  Salaries and employee benefits increased 9.0%, period to period, reflecting increased salary costs and increased costs associated with group insurance.

  •
  Occupancy and equipment expense increased $61,000, from $476,000 for the period ended March 31, 2013, as compared to $537,000 for the same period in 2014, primarily due to additional branches (Osgood and Jeffersonville, Indiana), as well as increased snow removal costs.

        Income Taxes.    Tax expense of $277,000 was recorded for the three months ended March 31, 2014, as compared to $367,000 for the comparable period in 2013. For the 2014 period, we had pre-tax income of $1.3 million, as compared to $1.4 million for the 2013 period. The effective tax rate was 20.7% for the three months ended March 31, 2014, as compared to 26.7% for the same period in 2013. The tax calculations for both periods include the benefit of tax-exempt income from loans and municipal investments and cash surrender life insurance, partially offset by the effect of nondeductible expenses. The decrease, period to period, was primarily attributable to increased tax exempt loan income in 2014 over 2013.

        Liquidity Resources.    As a member of the Federal Home Loan Bank system, the Bank may borrow from the Federal Home Loan Bank of Indianapolis. At March 31, 2014, the Bank had $35.5 million in such borrowings outstanding, with a $10.0 million overdraft line of credit immediately available. An additional $56.5 million in borrowing capacity, beyond the current fixed rate advances and line of credit was available, previously approved by the Bank's board of directors. Based on collateral, an additional $76.6 million could be available, if the board of directors determines the need. The Bank also has the ability to borrow from the Federal Reserve Bank Discount Window, an additional source of wholesale funding. At March 31, 2014, the Bank had commitments to fund loan originations and loans in process of $36.1 million, unused home equity lines of credit of $24.4 million and unused commercial lines of credit of $24.1 million. Commitments to sell loans as of that date were $1.2 million. Generally, a significant portion of amounts available in lines of credit will not be drawn.

Our Management

        We believe that our executive management team is a reflection of the entire River Valley team as this group of eight executives brings over 230 years in financial services experience to the Bank. Collectively, the group has over 116 years of direct experience at River Valley Financial. The executive management team has managed our credit risks through multiple economic and credit cycles, including navigating the unprecedented extremes and financial turmoil in the United States since 2008. Our executive management team commits a significant portion of its time to participating in the client-driven culture of the Bank and maintains the conservative mindset associated with traditional community banking.

        Our business strategy benefits from an involved Board of Directors, which is composed of experienced, community-oriented business leaders who are actively engaged in our business planning and development. Our Board actively assists in the business development and client relationship process, and we draw upon their knowledge and experience, particularly in our market areas, in executing our strategy. We also use Advisory Board members, drawn from the outlying counties to which we have expanded our services, to advise us about the unique needs and characteristics of those communities. See "Management."

        The interests of our executive management team and directors are aligned with those of our shareholders through common stock ownership. At June 12, 2014, our directors and officers beneficially owned 16.7% of our outstanding common stock. See "Beneficial Ownership of Common Stock."

        The table below highlights the key members of our management team and their relevant experience:

Name	Title with the Bank	Years in Banking	Years at River Valley
Matthew P. Forrester	President and Chief Executive Officer	31	14
Lonnie D. Collins	Secretary	32	32
Anthony D. Brandon	Executive Vice President	19	12
Jennifer J. Darnold	Senior Vice President—Retail Banking	17	3
Robert E. Kleehamer	Senior Vice President—Business Development	42	5
Mark A. Goley	Vice President—Lending	35	25
Vickie L. Grimes	Vice President—Finance	15	13
John Muessel	Vice President—Trust Officer	39	12

Corporate Information

        Our principal executive offices are located at 430 Clifty Drive, P.O. Box 1590, Madison, Indiana 47250-0590, and our telephone number is (812) 273-4949. We maintain a website at www.rvfbank.com. Information on the website is not incorporated by reference into and is not part of this prospectus.

 THE OFFERING

Common Stock Offered	825,000 shares of common stock (948,750 shares of common stock if the underwriter exercises its over-allotment option in full).
Common Stock Outstanding After the Offering(1)(2)	2,362,306 shares of common stock (2,486,056 shares of common stock if the underwriter exercises its over-allotment option in full).
Net Proceeds

The net proceeds of this offering to us will be approximately $             million after deducting underwriting discounts and commissions and the offering expenses payable by us. The amount of net proceeds will be approximately $             million if the underwriter exercises its over-allotment option in full.

Use of Proceeds

We intend to use the net proceeds from this offering to redeem all 5,000 of our issued and outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A ("Series A preferred shares") and for general corporate purposes, including the contribution of a portion of the proceeds to the Bank as additional capital. The net proceeds will also support future growth, which may include accelerated organic growth in our existing markets and opportunistic acquisitions of all or part of other financial institutions. We do not have any plans, arrangements or understandings relating to any material acquisition. Pending such uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities. See "Use of Proceeds."

Dividend Policy

We have paid quarterly dividends consistently for the last 67 quarters, all of which have ranged from $.02 to $.21 per share. Although we expect to continue paying dividends quarterly, any future determination to pay dividends on our common stock will be made by our Board of Directors. Also, our ability to pay dividends to shareholders is largely dependent upon the dividends we receive from the Bank, and the Bank is subject to regulatory limitations on the amount of cash dividends it may pay. For additional information, see "Dividend Policy."

NASDAQ Capital Market Symbol	RIVR
Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described in this prospectus under the caption "Risk Factors," as well as other information included or incorporated by reference into this prospectus, including our financial statements and the notes thereto, before making an investment decision.

(1)
The number of shares of common stock outstanding immediately after the closing of this offering is based on 1,537,306 shares of common stock outstanding as of June 12, 2014.

(2)
Unless otherwise indicated, the number of shares of common stock presented in this prospectus does not include: (a) 123,750 shares of common stock issuable pursuant to the exercise of the underwriter's over-allotment option; and (b) 9,066 shares reserved for issuance upon exercise of outstanding stock options which have been granted and remained unexercised as of June 12, 2014.

RISK FACTORS

        Investing in our common stock involves a number of risks. You should carefully consider all of the information contained or incorporated by reference in this prospectus, including the risk factors set forth below, before investing in the common stock offered by this prospectus. The risks described below may impair or adversely affect our business, results of operations and financial condition. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

As a financial institution, we are subject to a number of risks relating to our daily business.

        Among the risks we face as a financial institution are the following:

  •
  Credit risk:  the risk that loan customers or other parties will be unable to perform their contractual obligations;

  •
  Market risk:  the risk that changes in market interest rates and prices will adversely affect our financial condition or results of operation;

  •
  Liquidity risk:  the risk that River Valley or the Bank will have insufficient cash or access to cash to meet its operating needs;

  •
  Operational risk:  the risk of loss resulting from fraud, inadequate or failed internal processes, people and systems, or external events;

  •
  Economic risk:  the risk that the economy in our markets could decline further resulting in increased unemployment, decreased real estate values and increased loan charge-offs; and

  •
  Compliance risk:  the risk of additional action by our regulators or additional regulation that could hinder our ability to do business profitably.

        Many of the foregoing risks are outside of our control.

Difficult market conditions have adversely affected our industry.

        We are particularly exposed to downturns in the U.S. housing market. Dramatic declines in the housing market over the past six years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and market value of securities and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities, major commercial and investment banks, and regional financial institutions. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have continued to observe tight lending standards, including with respect to other financial institutions. These market conditions have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence and increased market volatility. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

  •
  We are experiencing, and expect to continue experiencing increased regulation of our industry, particularly as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and the Consumer Financial Protection Bureau (the "CFPB"). Compliance with such regulation is expected to increase our costs and may limit our ability to pursue business opportunities.

  •
  Our ability to assess the creditworthiness of our customers may be impaired if the models and approach we use to select, manage and underwrite our customers become less predictive of future behaviors.

  •
  The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of our borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process.

  •
  Our ability to borrow from other financial institutions on favorable terms or at all could be adversely affected by further disruptions in the capital markets or other events.

  •
  Competition in our industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.

  •
  We may be required to pay significantly higher deposit insurance premiums if market developments deplete the insurance fund of the FDIC and reduce the ratio of reserves to insured deposits.

A downturn in the economy, particularly in southern Indiana where our business is primarily conducted, could have an adverse effect on our business, results of operations and financial condition.

        We operate in branch offices concentrated in south central and southeastern Indiana and adjacent areas along the Ohio River in Kentucky. Our success depends upon the business activity, population, income levels, deposits and real estate activity in these markets. Although our customers' business and financial interests may extend well beyond these market areas, adverse economic conditions that affect these market areas could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations.

        Following the national subprime lending crisis in 2008 and the national recession that followed, our market areas experienced depressed real estate activity and increased unemployment levels. Jefferson County, at the heart of our market area, typically has unemployment rates at or slightly above Indiana and the U.S. generally, but has recovered to a point where the current rate is below the statewide average. The Jefferson County unemployment rate peaked at 11.9% in June 2009 and as of March 31, 2014 was at 5.9% compared to 6.3% for Indiana and 6.8% nationally. The current rate of 5.9% marks a full two percentage point decrease from one year ago. Part of this job growth is due to an overall increase in manufacturing employment in the county, which is now at its highest level since 2008.The total county-wide labor force (16,199) is gradually increasing after declines due to the 2009 recession, and total employment in the county (15,018) is now at its highest level since 2008.

        The area's manufacturing base continues to supply much of the recent growth in jobs and wages. Since the end of 2008, average weekly manufacturing wages have increased nearly $200. This contributed in part to the per capita income of Jefferson County reaching its highest level (inflation adjusted) in a decade in 2012. According to a survey conducted by the Jefferson County Industrial Development Corporation, businesses invested over $25 million in new equipment in 2013 and anticipated hiring nearly 100 new workers in 2014. One example is Madison Precision Products, the third largest manufacturer in Jefferson County, which is currently completing a $17 million expansion of its facility and which employs nearly 500 persons.

        A sustained downturn in economic conditions, particularly within our primary market areas, could result in a decrease in demand for our products and services, an increase in loan delinquencies and defaults, and high or increased levels of problem assets and foreclosures. Moreover, because of our geographic concentration, we are less able than other regional or national financial institutions to diversify our credit risks across multiple markets.

The soundness of other financial institutions could adversely affect us.

        Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default by our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations or earnings.

Future reductions in liquidity in the banking system could harm us.

        The Federal Reserve Bank has been injecting vast amounts of liquidity into the banking system to compensate for weaknesses in short-term borrowing markets and other capital markets. However, the Federal Reserve has recently announced that it will begin cutting back and reducing its bond-buying program during 2014. A reduction in the Federal Reserve's activities or capacity could reduce liquidity in the markets, thereby increasing our funding costs or reducing the availability of funds available to us to finance our existing operations and our growth strategies.

Liquidity risks could affect our operations and jeopardize our business, results of operations and financial condition.

        Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our primary sources of funds consist of cash from operations, investment maturities and sales and deposits. Additional liquidity is provided by our ability to borrow from the Federal Home Loan Bank. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as further disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

We may experience difficulties in managing our growth, and our growth strategy involves risks that may negatively impact our results of operations.

        Although we do not have any agreements to do so, we may expand into additional communities or attempt to strengthen our position in our current markets through opportunistic acquisitions of all or part of other financial institutions and/or by continuing to open new branches. To the extent that we undertake acquisitions and/or organic growth, we are likely to experience the effects of higher operating expenses relative to operating income from the new operations, which may have an adverse effect on our levels of reported net income, return on average equity and return on average assets. Other effects of engaging in such growth strategies may include potential diversion of our management's time and attention and general disruption to our business.

        To the extent that we grow organically and/or through acquisitions, we cannot assure you that we will be able to adequately and profitably manage this growth. Acquiring other banks and businesses will involve similar risks to those commonly associated with branching, but may also involve additional risks, including:

  •
  potential exposure to unknown or contingent liabilities of banks and businesses we acquire;

  •
  exposure to potential asset quality issues of the acquired bank or related business;

  •
  difficulty and expense of integrating the operations and personnel of banks and businesses we acquire;

  •
  the possible loss of key employees and customers of the banks and businesses we acquire; and

  •
  the need to enhance or expand our management team to handle appropriately our growth.

Attractive acquisition opportunities may not be available to us in the future.

        We expect that other banking and financial service companies, many of which have significantly greater resources than us, will compete with us in seeking to acquire other financial institutions if we pursue such acquisitions. This competition could increase the purchase price of potential acquisitions that we believe are attractive. Also, acquisitions are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we believe is in our best interests. Among other things, our regulators consider our capital, liquidity, profitability, regulatory compliance and levels of goodwill and intangibles when considering acquisition and expansion proposals. Any acquisition could be dilutive to our earnings and shareholders' equity.

We may need additional capital resources in the future and these capital resources may not be available when needed or at all, without which our financial condition, results of operations and prospects could be materially impaired.

        If we continue to experience significant growth, we may need to raise additional capital. Our ability to raise capital, if needed, will depend upon our financial performance and condition and on conditions in the capital markets, as well as economic conditions generally. Accordingly, such financing may not be available to us on acceptable terms or at all. If we cannot raise additional capital when needed, it would have a material adverse effect on our business, financial condition and results of operations.

Interest rates and other conditions impact our results of operations.

        Our profitability is significantly driven by the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors, including fiscal and monetary policies of the federal government, that influence market interest rates and our ability to respond to changes in such rates. At any given time, our assets and liabilities will be affected differently by a given change in interest rates. As a result, an increase or decrease in rates, the length of loan terms or the mix of adjustable and fixed rate loans in our portfolio could have a positive or negative effect on our net income, capital and liquidity. We measure interest rate risk under various rate scenarios and using specific criteria and assumptions. Significant fluctuations in interest rates may have an adverse effect on our business, results of operations and financial condition.

        Changes in interest rates can also affect our loan volumes. For instance, an increase in interest rates could cause a decrease in the demand for one- to four-family residential mortgage loans, which as of March 31, 2014, represented $136.1 million, or 42.8%, of our loan portfolio. This would result in a decline in our revenue stream. Increases in interest rates may also make it more difficult for borrowers to repay adjustable rate loans.

Declines in asset values may result in impairment charges and adversely affect the value of our investments, financial performance and capital.

        As of March 31, 2014, we had a net unrealized loss of $1.5 million on our $117.3 million portfolio of investment securities available for sale. This compares to an unrealized loss of $2.8 million, on a $119.9 million portfolio at December 31, 2013. In assessing the impairment of investment securities, which we do quarterly, we consider the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuers, whether the market decline was affected by macroeconomic conditions and whether we have the intent to sell the security or will be required to sell the security before its anticipated recovery. We also use economic models and independent third party analysts to assist in the valuation of some of our investment securities. If our investment securities experience a decline in value and we determine the decline represents an other-than-temporary impairment, we will be required to record a write-down or loss and a charge to our earnings.

We must effectively manage our credit risk.

        There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and risks resulting from changes in economic and industry conditions. We cannot assure you that such approval and monitoring procedures will reduce these credit risks.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

        Our business depends on the creditworthiness of our customers. We determine our allowance for loan losses pursuant to our established guidelines and practices and maintain a level considered adequate by management to absorb loan losses that are inherent in the portfolio. The amount of future loan losses is susceptible to changes in economic, operating and other conditions (in our markets as well as the United States), including changes in interest rates, which may be beyond our control, and such losses may exceed current estimates. At March 31, 2014, our allowance for loan losses as a percentage of total loans was 1.32% and as a percentage of total non-performing loans (excluding performing troubled debt restructured loans) was 36.49%. This compares to 1.41% and 39.17%, respectively, at December 31, 2013. We cannot predict loan losses with certainty, and we cannot assure you that our allowance for loan losses will prove sufficient to cover actual loan losses in the future. Loan losses in excess of our reserves may adversely affect our business, results of operations and financial condition.

A sustained decline in the mortgage loan markets or the related real estate markets could reduce loan origination activity or increase delinquencies, defaults and foreclosures, which could adversely affect our financial results.

        Historically, our mortgage loan business has provided a significant portion of our revenue and our ability to maintain or grow that revenue is dependent upon our ability to originate loans and sell them on the secondary market. Mortgage loan origination is sensitive to changes in economic conditions, including decreased economic activity, a slowdown in the housing market, or higher market interest rates, and has historically been cyclical, enjoying periods of strong growth and profitability followed by periods of lower volumes and market-wide losses. During periods of rising interest rates, refinancing originations for many mortgage products tend to decrease as the economic incentives for borrowers to refinance their existing mortgage loans are reduced. In addition, the mortgage loan origination business is affected by changes in real property values. A reduction in real property values could also negatively affect our ability to originate mortgage loans because the value of the real properties underlying the loans is a primary source of repayment in the event of foreclosure. The national market for residential mortgage loan refinancing has experienced a decline in recent years, and a continuation of that trend may adversely impact our business. A decline in originations will mean a decline in sales in the secondary market. We also have a substantial portion of our loan portfolio in agricultural land, specifically, $28.4 million at March 31, 2014, or 8.9% of total loans. A decline in demand for agricultural mortgage loans or the value of agricultural land, including as a result of volatility of crop values, could result in lower revenue and increased delinquencies. Any sustained period of increased delinquencies, foreclosures or losses could negatively affect our ability to originate and sell mortgage loans and the price received on the sale of such loans, which could have a material adverse effect on our business, financial condition and results of operations.

Our loan portfolio includes nonresidential real estate loans, which involve risks specific to real estate value.

        Nonresidential real estate loans were $112.1 million, or approximately 35.2% of our total loan portfolio, as of March 31, 2014. This compares to $118.9 million, or 36.5%, at December 31, 2013. These loans are extended to churches, farms and small business properties and include land used for agricultural production. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. Continued adverse developments affecting real estate values in one or more of our markets could increase the credit risk associated with our loan portfolio. Additionally, nonresidential real estate lending typically involves higher loan principal amounts and the repayment of the loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic events or governmental regulations outside of the control of the borrower or lender could negatively impact the future cash flow and market values of the affected properties.

        If the loans that are collateralized by real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time of originating the loan, which could cause us to increase our provision for loan losses and adversely affect our operating results and financial condition. In addition, we may face increased risk on these loans compared to some of our larger competitors because we focus our marketing efforts on, and make a majority of our nonresidential real estate loans to, small and medium-sized businesses. Smaller companies tend to be at a competitive disadvantage and generally have limited operating histories, less sophisticated internal record keeping and financial planning capabilities and fewer financial resources than larger companies. As a result, it may be more difficult to evaluate borrowers' creditworthiness and lending risks, and they may be more susceptible to economic downturns. Lending to these companies may be more risky than lending to larger, more established enterprises.

In the event of a real estate recession or natural disaster, our risks could increase due to our concentration in real estate.

        A significant portion of our loan portfolio is secured by real estate. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A weakening of the real estate market in our primary market area could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Historically, Indiana and Kentucky have experienced, on occasion, significant natural disasters, including tornadoes and floods. The availability of insurance for losses for such catastrophes is limited. Our operations could also be interrupted by such natural disasters. Acts of nature, including tornadoes and floods, which may cause uninsured damage and other loss of value to real estate that secures our loans or interruption in our business operations, may also negatively impact our operating results or financial condition.

Our commercial and consumer loans generally have a higher degree of risk of default than our other loans.

        At March 31, 2014, commercial loans totaled $22.5 million, or 7.1% of our total loan portfolio, while consumer loans totaled $3.7 million, or 1.2% of our total loan portfolio. These figures compare to $24.7 million, or 7.6%, and $4.3 million, or 1.3%, respectively, at December 31, 2013. Commercial loans generally have much larger loan balances and greater credit risk than our residential mortgage loans. Consumer loans typically have shorter terms and lower balances with higher yields as compared to one-to-four family residential loans, but generally carry higher risks of default and greater losses upon default. They are generally unsecured or secured by assets that depreciate in value, like automobiles. Commercial and consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal and business circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on these loans.

We rely on our management team and could be adversely affected by the unexpected loss of key officers.

        Our future success and profitability is substantially dependent upon our management and the abilities of our senior executives. We believe that our future results will also depend in part upon our ability to attract and retain highly skilled and qualified management and our ability to place the right people in the right positions based on talents and skills. Competition for senior personnel is intense, and we may not be successful in attracting and retaining such personnel. Changes in key personnel and their responsibilities may be disruptive to our businesses and could have a material adverse effect on our businesses, financial condition and results of operations. In particular, the loss of our chief executive officer, Matthew P. Forrester, could have a material adverse effect on our business, financial condition and results of operations.

The preparation of our financial statements requires the use of estimates that may vary from actual results.

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates that affect the financial statements. One of our most critical estimates is the level of the allowance for loan losses. Due to the inherent nature of these estimates, we cannot provide absolute assurance that we will not have to increase the allowance for loan losses and/or sustain loan losses that are significantly higher than the provided allowance.

Because of our holding company structure, we depend on capital distributions from the Bank to fund our operations.

        We are a separate and distinct legal entity from the Bank and have no business activities other than our ownership of the Bank. As a result, we primarily depend on dividends, distributions and other payments from the Bank to fund our obligations. The ability of the Bank to pay dividends to us is limited by state and federal law and depends generally on the Bank's ability to generate net income. If we are unable to comply with applicable provisions of these statutes and regulations, the Bank may not be able to pay dividends to us, and we would not be able to pay dividends on our outstanding common stock.

Our inability to continue to accurately process large volumes of transactions could adversely impact our business and financial results.

        In the normal course of business, we process large volumes of transactions. If systems of internal control should fail to work as expected, if systems are used in an unauthorized manner, or if employees subvert the system of internal controls, significant losses could result.

        We are exposed to numerous types of operational risk. Operational risk resulting from inadequate or failed internal processes, people and systems includes the risk of fraud by persons inside or outside River Valley, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems, and breaches of the internal control system and compliance requirements. This risk of loss also includes the potential legal actions that could arise as a result of the operational deficiency or as a result of noncompliance with applicable regulatory standards. From time to time, losses from operational risk may occur, including the consequences of operational errors. There can be no assurance that future losses will not occur.

We continually encounter technological changes.

        The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements, and we may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

        The computer systems and network infrastructure that we rely on heavily to conduct our business could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes an interruption in our operations could have a material adverse effect on our financial condition and results of operations.

        Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and may cause existing and potential customers to refrain from doing business with us. There can be no assurance that any security measures we undertake to prevent such disruptions or breaches will be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to encrypt and protect customer transaction data. We may not have the resources or technical sophistication to anticipate and prevent rapidly evolving types of cyber attacks. A failure of such security measures could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in our security measures, which could have a material adverse effect on our financial condition and results of operations.

Damage to our reputation could damage our business.

        Our business depends upon earning and maintaining the trust and confidence of our customers, investors and employees. Damage to our reputation could cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, compliance failures, litigation or regulatory outcomes or governmental investigations. In addition, a failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat customers and clients fairly, can result in customer dissatisfaction, litigation, privacy breach and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Adverse publicity about River Valley, whether or not true, may result in harm to our prospects. Should any events or factors that can undermine our reputation occur, there is no assurance that the additional costs and expenses that we may need to incur to address the issues giving rise to the reputational harm would not adversely affect our earnings and results of operations.

We face intense competition in all phases of our business from other banks and financial institutions.

        The banking and financial services business in our market areas is highly competitive. Our competitors include large regional banks, local community banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market mutual funds, credit unions, farm credit services and other non-bank financial service providers. Many of these competitors are not subject to the same regulatory restrictions as we are and are able to provide customers with a feasible alternative to traditional banking services.

        Increased competition in our market areas may also result in a decrease in the amounts of our loans and deposits, reduced spreads between loan rates and deposit rates or loan terms that are more favorable to the borrower. Any of these results could have a material adverse effect on our ability to grow and remain profitable. If increased competition causes us to significantly discount the interest rates we offer on loans or increase the amount we pay on deposits, our net interest income could be adversely impacted. If increased competition causes us to relax our underwriting standards, we could be exposed to higher losses from lending activities. Additionally, many of our competitors are much larger in total assets and capitalization, have greater access to capital markets, possess larger lending limits and offer a broader range of financial services than we can offer.

Risks Related to the Regulation of Our Industry

We operate in a highly regulated environment, which could restrain our growth and profitability.

        We operate in a highly regulated environment and are subject to supervision and regulation by a number of governmental regulatory agencies, including the Federal Reserve, the FDIC, and the Indiana Department of Financial Institutions. In addition, the CFPB, created under the Dodd-Frank Act, continues to adopt rules affecting us. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers, rather than shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels and other aspects of our operations. These bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law.

        The laws and regulations applicable to the banking industry could change at any time and we cannot predict the effects of these changes on our business and profitability. Increased regulation could increase our cost of compliance and adversely affect profitability. For example, new legislation or regulation may limit our ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads. Also, the Bank could experience higher credit losses because of federal or state legislation or bankruptcy court action that reduces the amount the Bank's borrowers are otherwise contractually required to pay under existing loan contracts or that limits or makes economically unfeasible the Bank's ability to foreclose on property or other collateral.

Negative developments in the financial industry and the credit markets may subject us to additional regulation.

        As a result of ongoing challenges facing the United States economy, the potential exists for new laws and regulations regarding lending and funding practices and liquidity standards to be promulgated, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and may adversely impact our financial performance.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

        The Federal Reserve, the FDIC and the Indiana Department of Financial Institutions periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that our financial condition, capital resource, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have a material adverse effect on our business, financial condition and results of operations.

Increases in insurance premiums could increase our expenses.

        The FDIC insures the Bank's deposits up to certain limits. Among other responsibilities, the FDIC takes control of failed banks and ensures payment of deposits up to insured limits using the resources of the Deposit Insurance Fund. The FDIC charges us premiums to maintain the Deposit Insurance Fund at a long-term target reserve ratio set at 2% of insured deposits. Due to the recent increase in bank failures following the subprime lending crisis of 2008 and the resulting economic turmoil, the FDIC insurance fund reserve ratio has fallen below the statutory minimum. The FDIC has implemented a restoration plan that is intended to return the reserve ratio to an acceptable level. In June 2011, the FDIC changed the assessment from a deposit-based assessment to an asset-based assessment, and reevaluated the base rate assessed to financial institutions. As a result of these changes, we experienced a decrease in premiums. However, further increases in premium assessments are also possible and would increase our expenses. Increased assessment rates and special assessments could have a material impact on our results of operations.

The short-term and long-term impact of recently adopted regulatory capital rules is uncertain and a significant increase in our capital requirements could have an adverse effect on our business.

        In July 2013, the federal banking agencies approved rules that will significantly change the regulatory capital requirements of all banking institutions in the United States. The new rules are designed to implement the recommendations with respect to regulatory capital standards, commonly known as Basel III, approved by the International Basel Committee on Bank Supervision. We will become subject to the new rules over a multi-year transition period commencing January 1, 2015 through 2019. The new rules establish a revised regulatory capital standard based on Tier 1 common equity and increase the minimum leverage and risk-based capital ratios. The rules also change how a number of the regulatory capital components are calculated. The new rules will generally require us and the Bank to maintain greater amounts of regulatory capital. A significant increase in our capital requirements could have a material adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

        The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the Community Reinvestment Act or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect U.S. citizens against illegal or terrorist activity, and failure to comply with these laws could lead to a wide variety of sanctions.

        The Bank Secrecy Act, the USA PATRIOT Act of 2001 and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock

Our stock price can fluctuate.

        The volatility in the price of our common stock and the NASDAQ Capital Market, where our common stock is listed, may make it difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

  •
  actual or anticipated variations in our quarterly results of operations;

  •
  recommendations by securities analysts;

  •
  operating and stock price performance of other companies that investors deem comparable to us;

  •
  news reports relating to trends, concerns and other issues in the financial services industry, including the failures of other financial institutions in the current economic climate;

  •
  perceptions in the marketplace regarding us or our competitors and other financial services companies;

  •
  new technology used, or services offered, by competitors; and

  •
  changes in government regulations.

        General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of our operating results.

There is a limited trading market for our shares of common stock, and you may not be able to resell your shares at or above the price you paid for them.

        Although our shares of common stock are listed for trading on the NASDAQ Capital Market, the trading in our shares of common stock has less liquidity than many other companies quoted on the NASDAQ Capital Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our shares of common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. The prices of thinly traded stocks, such as ours, are typically more volatile than stocks traded in a large, active public market and can be more easily impacted by sales or purchases of large blocks of stock. We cannot assure you that volume of trading in our shares of common stock will increase in the future. Because of the low volume of trades, you may be unable to sell your shares when you desire to do so. Additionally, general market forces may have a negative effect on our stock price, independent of factors affecting our stock specifically.

We will retain broad discretion in using the net proceeds from this offering.

        We intend to use the net proceeds of this offering to redeem all of our 5,000 issued and outstanding Series A preferred shares for $5,000,000 (plus accrued and unpaid dividends) some time on or after December 15, 2014. We also intend to use the proceeds for general corporate purposes, which may include, without limitation, providing capital to support the growth of the Bank, to fund organic growth in our existing markets and opportunistic acquisitions of all or part of other financial institutions. We do not have any plans, arrangements or understandings relating to any material acquisition. We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways that you do not support. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, other than our intent to redeem the Series A preferred shares on or after December 15, 2014, we do not have a timetable for use of the proceeds, and it may take us some time to effectively deploy them. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management's failure to use the net proceeds of this offering effectively could have an adverse effect on our business, results of operations and financial condition.

Our shares of common stock are not an insured deposit and you could lose your entire investment.

        Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

Our ability to pay dividends is limited, and we may be unable to pay future dividends.

        Our ability to pay dividends is limited by regulatory restrictions, our need to maintain sufficient consolidated capital, and our need to pay dividends on our Series A preferred shares and interest on our $7,217,000 in principal amount of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures ("trust preferred securities"). The ability of the Bank to pay dividends to us is limited by its obligations to maintain sufficient capital and liquidity and by other general restrictions on dividends that are applicable to the Bank, including the requirement under Indiana law that it may not pay dividends that exceed the sum of the Bank's net income for the year combined with its retained net income for the previous two years without the approval of the Indiana Department of Financial

Institutions. If these regulatory requirements are not met, the Bank will not be able to pay dividends to us, and we may be unable to pay dividends on our common stock.

        In addition, as a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve regarding capital adequacy and dividends. The Federal Reserve guidelines generally require us to review the effects of the cash payment of dividends on common stock and other Tier 1 capital instruments (i.e., perpetual preferred stock and trust preferred debt) in light of our earnings, capital adequacy and financial condition. As a general matter, the Federal Reserve indicates that the board of directors of a bank holding company should eliminate, defer or significantly reduce the dividends if:

  •
  the company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

  •
  the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or

  •
  the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

        River Valley is also subject to an Indiana law that would prohibit us from paying a dividend if, after giving effect to the payment of that dividend, we would not be able to pay our debts as they become due in the usual course of business or if our total assets would be less than the sum of our total liabilities plus preferential rights of preferred shareholders.

        Finally, for so long as any of our Series A preferred shares remain issued and outstanding, no dividend or distribution can be declared or paid on River Valley's common stock unless all accrued and unpaid dividends on the Series A preferred shares have been or will be first paid in full.

We may issue additional shares of common or preferred stock in the future, which could dilute existing shareholders.

        Our articles of incorporation authorize our board of directors to, among other things, issue additional shares of common stock up to a total of 5,000,000 shares outstanding shares or preferred stock up to a total of 2,000,000 outstanding shares. The issuance of any additional shares of common stock could be dilutive to a shareholder's ownership of our common stock. To the extent that we issue options or warrants to purchase common stock in the future, such as the 150,000 shares of common stock reserved for issuance under our 2014 Stock Option and Incentive Plan, and the options or warrants are exercised, our shareholders may experience further dilution. In addition, we may issue preferred stock that is convertible into shares of our common stock that upon conversion would result in our common shareholders' ownership interest being diluted. Holders of shares of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of any class or series of our capital stock and, therefore, shareholders may not be permitted to invest in future issuances of common or preferred stock.

Federal banking laws limit the acquisition and ownership of our common stock.

        With certain limited exceptions, federal regulations prohibit a purchaser from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our Company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock.

Certain provisions of our articles of incorporation, as well as Indiana and federal law, may discourage, delay or prevent transactions you might favor, including our sale or merger.

        Certain provisions included in our articles of incorporation, as amended, and our bylaws, as well as certain provisions of the Indiana Business Corporation Law and federal law, may have an anti-takeover effect. While the purpose of these provisions is to strengthen the negotiating position of the board of directors in the event of a hostile takeover attempt, the overall effects of these provisions may discourage, delay or prevent potential acquisitions of control of us, despite possible benefits to our shareholders. See "Description of Capital Stock—Common Stock—Anti-Takeover Provisions." These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our board of directors.

If we are unable to redeem the outstanding Series A preferred shares, the annual dividend rate will increase substantially.

        If for any reason we are unable to redeem the outstanding Series A preferred shares on or after December 15, 2014, the annual dividend rate on the Series A preferred shares will increase to 9.0% from 7.25%, which could have an adverse effect on our financial condition and results of operations.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following tables set forth selected consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2013 and at and for the three-month periods ended March 31, 2014 and 2013.

        The selected statement of income data for the years ended December 31, 2013, 2012 and 2011, and the selected statement of financial condition data as of December 31, 2013 and 2012, have been derived from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this prospectus. The selected statement of income data for the years ended December 31, 2010 and 2009 and the selected statement of financial condition data as of December 31, 2011, 2010 and 2009, have been derived from our audited financial statements that are not incorporated by reference in this prospectus.

        The selected financial data as of and for the three months ended March 31, 2014 and 2013 have been derived from our unaudited interim financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, which is incorporated by reference in this prospectus. Our management believes that these financial statements reflect all necessary adjustments (consisting only of normal recurring adjustments) for a fair presentation of the data for those periods. Historical results are not necessarily indicative of future results, and the results for the three months ended March 31, 2014 are not necessarily indicative of our expected results for the full year ending December 31, 2014, or any other period.

	At March 31,		At December 31,
	2014	2013	2013	2012	2011	2010	2009
	(In thousands)
Selected consolidated financial condition data:
Assets	$483,943	$482,640	$482,837	$472,855	$406,643	$386,609	$396,162
Loans receivable—net	312,610	294,973	316,228	305,518	253,096	265,448	276,591
Cash and cash equivalents	17,855	26,485	10,244	19,152	18,714	16,788	13,387
Investment securities	117,333	126,947	119,887	113,770	104,689	75,231	79,561
Goodwill	200	79	200	79	79	79	31
Deposits	401,246	393,458	395,015	384,255	305,226	286,337	276,586
Federal Home Loan Bank advances and other borrowings	42,717	49,717	49,717	49,717	65,217	65,217	86,217
Stockholders' equity	36,107	35,735	34,464	35,587	32,957	31,468	30,715
Tangible common stockholders' equity(1)	28,450	29,115	26,314	29,572	27,855	26,191	25,628

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(In thousands, except share data)
Selected consolidated income data:
Total interest income	$4,819	$4,792	$19,621	$17,510	$17,712	$18,634	$19,187
Total interest expense	907	1,090	4,166	5,000	5,823	7,301	9,322

Net interest income	3,912	3,702	15,455	12,510	11,889	11,333	9,865
Provision for losses on loans	174	318	932	1,382	2,771	2,645	2,883

Net interest income after provision for losses on loans	3,738	3,384	14,523	11,128	9,118	8,688	6,982
Other income	1,023	1,170	4,431	5,769	3,008	3,902	4,168
General, administrative and other expense	3,418	3,181	13,056	12,026	10,251	9,718	9,304

Income before income tax expense	1,343	1,373	5,898	4,871	1,875	2,872	1,846
Income tax expense	277	367	1,458	859	103	552	150

Net income	1,066	1,006	4,440	4,012	1,772	2,320	1,696

Preferred stock dividends	91	90	362	362	362	363	42

Net income available to common shareholders	$975	$916	$4,078	$3,650	$1,410	$1,957	$1,654

Basic earnings per share	$.64	$.60	$2.67	$2.40	$0.93	$1.30	$1.10

Diluted earnings per share	$.63	$.60	$2.66	$2.40	$0.93	$1.29	$1.09

Book value per share of common stock	$20.25	$20.16	$19.23	$20.06	$18.46	$17.48	$17.09

Cash dividend declared per share of common stock	$.21	$.21	$1.05	$0.84	$0.84	$0.84	$0.84

Tangible book value per share of common stock(1)	$18.52	$19.09	$17.17	$19.39	$18.39	$17.29	$17.03

Shares of common stock outstanding	1,536,306	1,524,872	1,532,306	1,524,872	1,514,472	1,514,472	1,504,472

Diluted weighted average shares of common stock outstanding	1,537,969	1,528,812	1,532,448	1,519,907	1,516,446	1,514,439	1,511,432

	At or For the Three Months Ended March 31,		At or For the Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Selected financial ratios and other data:
Selected operating ratios
Interest rate spread(2)	3.36%	3.21%	3.27%	3.00%	3.02%	2.83%	2.43%
Net yield on interest-earning assets (net interest margin)(2)	3.48	3.34	3.41	3.17	3.19	3.05	2.68
Return on average assets(2)	0.88	0.84	0.92	0.96	0.45	0.59	0.44
Return on average equity(2)	11.84	11.22	12.69	11.72	5.41	7.23	6.48
Equity to assets	7.46	7.40	7.14	7.53	8.10	8.14	7.75
Average interest-earning assets to average interest-bearing liabilities	115.29	114.09	114.14	113.16	111.21	111.13	109.48
Selected asset quality data and asset quality ratios
Non-performing assets to total assets	3.21%	3.49%	3.22%	3.45%	4.74%	4.53%	2.30%
Allowance for loan losses to total loans outstanding	1.32	1.30	1.41	1.15	1.56	1.41	0.94
Allowance for loan losses to non-performing loans, excluding performing troubled debt restructured	36.49	35.72	39.17	32.85	40.59	36.66	36.27
Net charge-offs to average total loans outstanding(2)	0.61	—	(0.01)	0.69	0.98	0.53	0.94
General, administrative and other expense to average assets(2)	2.83	2.67	2.71	2.87	2.59	2.47	2.39
Dividend payout ratio	33.33	35.00	39.47	35.00	90.32	65.12	77.06
Number of full service offices	14	13	13	12	9	9	8
Capital ratios
Total capital to risk weighted assets(3)	14.47%	14.29%	14.04%	13.70%	14.68%	14.92%	13.45%
Tier 1 capital to risk weighted assets(3)	13.22	13.04	12.79	12.55	13.74	13.95	12.51
Tier 1 capital to average assets(3)	8.84	8.25	8.69	8.29	9.25	9.70	8.82
Tangible common equity to tangible assets(1)	5.91	6.05	5.49	6.27	6.85	6.78	6.47

(1)
These measures are not measures recognized under GAAP and are therefore considered to be non-GAAP financial measures. See "Non-GAAP Financial Measures" following for a reconciliation of these measures to their most comparable GAAP measures.

(2)
Ratios for the three months ended March 31, 2014 and 2013 are annualized.

(3)
These measures are computed at the Bank level, rather than at the holding company consolidated level. The Company is designated as a small bank holding company by the Federal Reserve Bank of St. Louis, and it is not required to compute or report these measures at the consolidated level.

Non-GAAP Financial Measures

        The information set forth above contains certain financial information determined by methods other than in accordance with GAAP. These non-GAAP financial measures are "tangible book value per share of common stock" and "tangible common equity to tangible assets." Although we believe that these non-GAAP financial measures provide a greater understanding of our business, these measures are not necessarily comparable to similar measures that may be presented by other companies.

        "Tangible book value per share of common stock" is defined as tangible common equity divided by total shares of common stock outstanding. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share of common stock exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing our tangible book value.

        "Tangible common equity to tangible assets," is defined as total stockholders' equity reduced by preferred equity, intangible assets and deferred tax assets, divided by tangible assets. We believe that this measure is important to many investors in the marketplace who are interested in the equity to assets ratio exclusive of the effect of changes in intangible assets on equity and total assets.

        The limitations associated with non-GAAP financial measures are the risks that persons might disagree as to the appropriateness of items comprising these measures and that different companies might calculate these measures differently. These disclosures should not be considered an alternative to GAAP. The information provided below reconciles GAAP measures and the ratio of tangible common equity to tangible assets.

	At or For the Three Months Ended March 31,		At or For the Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(In thousands, except share data)
Tangible common equity
Total stockholders' equity	$36,107	$35,735	$34,464	$35,587	$32,957	$31,468	$30,715
Less:
Preferred equity	5,000	5,000	5,000	5,000	5,000	5,000	5,000
Goodwill and intangible assets	604	571	628	597	102	104	31
Deferred tax assets	2,053	1,049	2,522	418	—	173	56

Tangible common equity	$28,450	$29,115	$26,314	$29,572	$27,855	$26,191	$25,628

Tangible book value per share of common stock
Book value per share of common stock	$20.25	$20.16	$19.23	$20.06	$18.46	$17.48	$17.09
Effect of intangible assets	(1.73)	(1.07)	(2.06)	(0.67)	(0.07)	(0.19)	(0.06)

Tangible book value per share of common stock	$18.52	$19.09	$17.17	$19.39	$18.39	$17.29	$17.03

Tangible assets
Total assets	$483,943	$482,640	$482,837	$472,855	$406,643	$386,609	$396,162
Less:
Goodwill and intangible assets	604	571	628	597	102	104	31
Deferred tax assets	2,053	1,049	2,522	418	—	173	56

Tangible assets	$481,286	$481,020	$479,687	$471,840	$406,541	$386,332	$396,075

USE OF PROCEEDS

        We estimate that the net proceeds to us, after underwriting discounts and estimated offering expenses, from the sale of the shares of our common stock offered hereby will be approximately $             million (or approximately $             million if the underwriter exercises in full its option to purchase additional shares). We intend to use the net proceeds from this offering to redeem all 5,000 issued and outstanding shares of our Series A preferred shares for $5,000,000 (plus accrued and unpaid dividends) and for general corporate purposes, including the contribution of a portion of the proceeds to the Bank as additional capital. We may also use a portion of the net proceeds to support our future growth, which may include accelerated organic growth in our existing markets and opportunistic acquisitions of all or part of other financial institutions. We do not have any plans, arrangements or understandings relating to any material acquisition. Also, we have not determined the amounts that may be used for each purpose, nor have we established a timetable for the effective deployment of the proceeds other than our intent to redeem the Series A preferred shares on or after December 15, 2014. The Series A preferred shares pay cumulative dividends at a rate of 7.25% per annum until December 15, 2014, when the rate increases to 9% per annum. Pending allocation to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

        One of our directors, Fred W. Koehler, our Chairman, currently beneficially owns an aggregate of 750 Series A preferred shares and would be entitled to receive redemption proceeds of $1,000 per Series A preferred share, plus any accrued and unpaid dividends, as a result of our redemption of the Series A preferred shares. See "Related Party Transactions" in this prospectus.

 CAPITALIZATION

        The following table sets forth our consolidated capitalization as of March 31, 2014 as follows:

  (a)
  on an actual basis;

  (b)
  on an adjusted basis giving effect to the sale of 825,000 shares of our common stock in this offering at a public offering price of $            per share (assuming no exercise of the underwriter's over-allotment option) and after payment of our expenses related to this offering and underwriting discounts and commissions; and

  (c)
  on an adjusted basis giving effect to the issuance of the common stock described in paragraph (b) above and the redemption of all of our 5,000 issued and outstanding Series A preferred shares.

        You should read the information included in the table in conjunction with our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2013, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, both filed with the SEC and incorporated by reference in this prospectus.

	As of March 31, 2014
	Actual	As Adjusted	As Adjusted
	(In thousands, except share amounts)
Stockholders' Equity:
Preferred stock—liquidation preference $1,000 per share—no par value
Authorized—2,000,000 shares
Issued and outstanding—5,000, 5,000 and 0 shares	$5,000
Common stock, no par value
Authorized—5,000,000 shares
Issued and outstanding—1,536,306, 2,361,306 and 2,361,306 shares	7,936
Retained earnings	24,115
Accumulated other comprehensive income (loss)	(944)

Total stockholders' equity	$36,107

Per Share Data:
Book value per share of common stock	$20.25

Tangible book value per share of common stock(1)(2)	$18.52

Capital Ratios:
Tangible common equity to tangible assets(1)(2)	5.91%
Tier 1 capital to risk-weighted assets(3)	13.22%
Total capital to risk-weighted assets(3)	14.47%
Tier 1 capital to average assets(3)	8.84%

(1)
These measures are not measures recognized under GAAP, and are therefore considered non-GAAP financial measures. See "Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures" for a reconciliation of these measures to their most comparable GAAP measures.

(2)
These measures were calculated at the holding company consolidated level.

(3)
These measures are computed at the Bank level, rather than at the holding company consolidated level. The Company is designated as a small bank holding company by the Federal Reserve Bank of St. Louis, and it is not required to compute or report these measures at the consolidated level.

 MANAGEMENT

Directors and Excecutive Officers

        Our directors and executive officers, and their ages and positions with us as of the date of this prospectus, are as follows.

Name	Age	Position with River Valley Bancorp	Position with the Bank
Directors
Lonnie D. Collins	65	Director	Director
Matthew P. Forrester	57	Director	Director
Michael J. Hensley	58	Director	Director
Fred W. Koehler	73	Director	Director
Lillian Sue Livers, M.S., R.D.	64	Director	Director
Charles J. McKay, CPA	61	Director	Director
Executive Officers
Matthew P. Forrester	57	President & Chief Executive Officer	President & Chief Executive Officer
Lonnie D. Collins	65	Secretary	Secretary
Vickie L. Grimes	58	Treasurer	Vice President—Finance
Anthony D. Brandon	42		Executive Vice President
Jennifer J. Darnold	40		Sr. Vice President—Retail Banking
Mark A. Goley	58		Vice President—Lending
Robert E. Kleehamer	71		Sr. Vice President—Business Development
John Muessel	61		Vice President—Trust Officer

        Our directors serve staggered three-year terms, with two directors elected annually as the terms expire. Our executive officers are elected annually by the board of directors.

Business Experience and Background

Our Directors

        Lonnie D. Collins has served as assistant or recording Secretary of the Bank since approximately 1982, as Secretary of the Bank since September 1994 and as Secretary of the Company since 1996. Mr. Collins has also practiced real estate law, corporate law and estate planning as an attorney in River Valley's market area for over 35 years, and served as the Bank's outside counsel from 1980 until his retirement in 2013. Effective April 2012, he became a director of the Bank and the Company. His service in these capacities for River Valley for over 30 years has caused him to become very familiar with River's personnel, history and corporate structure. This knowledge and these skill sets make his service as a director valuable to River Valley.

        Matthew P. Forrester has served as River Valley's President and Chief Executive Officer since October 1999. Prior to that, Mr. Forrester served as Senior Vice President, Treasurer and Chief Financial Officer of Home Loan Bank and its holding company, Home Bancorp, in Fort Wayne, Indiana. Prior to joining Home Loan Bank, Mr. Forrester was an examiner with the Indiana Department of Financial Institutions. Mr. Forrester also serves as a Director of the Federal Home Loan Bank of Indianapolis.

        Michael J. Hensley is an attorney with the law firm Jenner, Pattison, Hensley & Wynn. He has been affiliated with that law firm or its predecessor for over ten years. Mr. Hensley served as a Compliance Officer, Assistant Trust Officer and the General Counsel to The Madison Bank & Trust Company from 1980 to January, 1989. Mr. Hensley represents clients in a variety of litigation matters, and this experience assists River Valley in its evaluation of matters of litigation and the execution and collection of debt obligations.

        Fred W. Koehler is retired. He formerly owned and operated Koehler Tire Co., a tire and automotive parts store in Madison, Indiana, for over 30 years, and served as the Jefferson County Auditor for eight years. He serves as Chairman of the Boards of Directors of the Company and the Bank. Mr. Koehler is also active in the Bank's communities. His experience and profile assist the Company and the Bank with their business lending strategies. His financial background provides value to the board of directors, including with respect to its analysis of River Valley's operating results, financial condition, and financial budgets.

        Lillian Sue Livers, M.S., R.D. has served as Director of The King's Daughters' Hospital & Health Service Foundation since 2006, and was Director of Nutrition Services of The King's Daughters' Hospital and Health Services between 1971 and 2006. She has extensive experience in preparing and monitoring operating, salary and capital equipment budgets. Her active participation in the medical community and her expertise with respect to community service needs and capabilities is valuable to the Company and the Bank. Her accounting background and experience helps her analyze River Valley's financial reports.

        Charles J. McKay is the owner of the accounting firm McKay Accounting Services, which is based in Madison, Indiana. He has practiced in public accounting for over 35 years, and has been a licensed CPA for over 25 years. Mr. McKay's extensive accounting background enables him to provide value to the board of directors in his role as the board's audit committee financial expert, and as Chairman of River Valley's Audit Committee.

Our Non-Director Executive Officers

        Vickie L. Grimes has served as Vice President—Finance of the Bank and Treasurer of the Company since May of 2007. Prior to that she was Controller for the Bank from September of 2006 until May of 2007. She also served as the Bank's Internal Auditor from 2003 to September 2006, and as an accountant with the Bank from 2000 to 2003. Prior to that, she served as the Accounting Manager for a financial institution in Pueblo, Colorado.

        Anthony D. Brandon has served as Executive Vice President of the Bank since July 29, 2005. Prior to that, starting in September 2001, he served as Vice President of Loan Administration of the Bank. Before joining the Bank, he served as President of the Indiana operations of Republic Bank & Trust Company, a Kentucky chartered bank and trust company.

        Jennifer J. Darnold has served as the Senior Vice President—Retail Banking since April 16, 2014, and prior to that, starting in April 2011, was the Vice President—Retail Banking. Before joining the Bank, she served in several capacities in compliance, marketing and human resources at Friendship State Bank, headquartered in Friendship, Indiana, from December 1996 to April 2011, serving as the Human Resources Manager at the time of her departure.

        Mark A. Goley has served as Vice President—Lending of the Bank since 1997. From 1989 to 1997, he served as Senior Loan Officer for Citizens National Bank of Madison.

        Robert E. Kleehamer has served as Senior Vice President—Business Development of the Bank since October 2009, and served as the Vice President—Business Development from June 2008 to October 2009. Prior to joining the Bank, he was Area President for First Harrison Bank, headquartered in Corydon, Indiana and President and organizing director of Hometown National Bank, a de novo bank opened in New Albany, Indiana, in March of 1997, and later sold to First Harrison Bank.

        John Muessel has served as Vice President—Trust Officer of the Bank since April of 2002. Prior to joining the Bank, he served as a Trust Officer of National City Bank of Indiana.

BENEFICIAL OWNERSHIP OF COMMON STOCK

        The following table provides information, as of June 12, 2014, about each person known by River Valley to own beneficially 5% or more of our common stock.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned(1)		Percent of Class
River Valley Financial Bank, as Trustee of the ESOP 430 Clifty Drive Madison, IN 47250	163,600	(2)(5)	10.6%
Thomas M. and Mary E. Davee 215 West Main Street Madison, IN 47250	138,023	(3)	9.0%
First Opportunity Fund, Inc. Stewart West Indies Trading Company, Ltd. d/b/a/ Stewart Investment Advisors Rocky Mountain Advisors, LLC 2344 Spruce Street, Suite A Boulder, CO 80302	89,993	(4)	5.9%

(1)
Unless other information is given, the named beneficial owner has sole voting and dispositive power with respect to the shares. The information in this chart with respect to the shareholders listed in the chart is based on Schedule 13D and 13G Report(s) they filed with the SEC containing information concerning shares held by them. It does not reflect any changes in shareholdings that may have occurred since the date of those filings.

(2)
These shares, as to which voting and dispositive power is shared, are held by the Trustee of the River Valley Bancorp Employee Stock Ownership Plan and Trust (the "ESOP"). The employees participating in the ESOP are entitled to instruct the Trustee on how to vote shares held in their accounts under the ESOP. The ESOP requires the Trustee to vote any unallocated shares held in a suspense account under the ESOP or allocated shares as to which voting instructions are not received in the same proportion as allocated shares are voted.

(3)
Thomas M. Davee and Mary E. Davee are married and jointly own these shares. They share voting and dispositive power as to such shares.

(4)
Stewart West Indies Trading Company, Ltd., d/b/a/ Stewart Investment Advisors ("SIA"), Bellerive, Queen Street, St. Peter, Barbados, Rocky Mountain Advisors, LLC ("RMA") and First Opportunity Fund, Inc. indicated that they may be the beneficial owners of these shares. According to a Schedule 13G amendment filed with the SEC on February 15, 2013, SIA and RMA are registered investment advisors. First Opportunity Fund, Inc. is one of their clients, with whom they share investment power and voting power.

(5)
The ESOP has submitted an indication of interest to purchase approximately 7,797 shares of common stock in this offering, assuming a sales price of $25.65, the closing sales price of the common stock reported on the NASDAQ Capital Market on June 12, 2014.

        The following table sets forth information regarding the beneficial ownership of the Company's shares of common stock for each of the current directors of the Company, for each of the named executive officers and for all the directors and executive officers of the Company as a group. This information is presented both (i) as of June 12, 2014 and (ii) on a pro forma basis upon the completion of this offering, assuming the sale of 825,000 shares of common stock in this offering, without giving effect to the underwriter's over-allotment option.

							Pro Forma
	Common Stock Beneficially Owned (1)		Percentage of Class of Common Stock	Preferred Stock Beneficially Owned		Percentage of Class of Preferred Stock	Common Stock Expected to be Purchased in the Offering(2)	Percent of Class of Common Stock After this Offering(3)
Directors
Lonnie D. Collins	55,184	(4)	3.6%	—		—	1,949	2.4%
Matthew P. Forrester	51,312	(5)	3.3%	—		—	—	2.2%
Michael J. Hensley	24,332	(6)	1.6%	—		—	—	1.0%
Fred W. Koehler	62,753	(7)	4.1%	750	(8)	15%	19,493	3.5%
Lillian Sue Livers, M.S., R.D.	3,005	(9)	*	—		—	100	*
Charles J. McKay, CPA	7,000	(10)	*	—		—	974	*
Named Executive Officers
Anthony Brandon, Executive Vice President	13,458	(11)	*	—		—	—	*
John Muessel, Vice President-Trust Services	13,598	(12)	*	—		—	—	*
All 12 directors and executive officers as a group	256,426	(13)	16.7%	750	(14)	15%	23,490	11.8%

*
Under 1% of outstanding shares.

(1)
Unless otherwise indicated, each nominee or director has sole investment and/or voting power with respect to the shares shown as beneficially owned by him. Under applicable regulations, shares are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he or she has any economic power with respect to the shares. Includes shares beneficially owned by members of the immediate families of the directors residing in their homes.

(2)
Represents the approximate number of shares of common stock as to which the named person or group has submitted an indication of interest to purchase, assuming a sales price of $25.65, the closing sales price of the common stock reported on the NASDAQ Capital Market on June 12, 2014.

(3)
Computed on a pro forma basis based on the sum of (a) 1,537,306 shares of common stock outstanding on June 12, 2014, (b) the number of shares of common stock, if any, as to which all directors and executive officers as a group have the right to acquire beneficial ownership upon the exercise of options that are currently exercisable or will first become exercisable within 60 days after the completion of this offering, and (c) 825,000 shares of common stock that could be issued in this offering, without giving effect to the underwriter's over-allotment option.

(4)
Of these shares, 40,000 are held jointly by Mr. Collins and his spouse.

(5)
Of these shares, 9,852 are held jointly by Mr. Forrester and his spouse, 1,535 are held in an IRA for his spouse, 192 are held by him as custodian for his children, and 10,098 were held under the ESOP as of December 31, 2013.

(6)
Of these shares, 10,000 are held jointly by Mr. Hensley and his spouse and 6,000 shares are held by a trust as to which Mr. Hensley serves as trustee. These shares are pledged to secure a bank loan from another financial institution to Mr. Hensley and his spouse.

(7)
Of these shares, 62,153 are held jointly by Mr. Koehler and his spouse.

(8)
500 of these shares are held in a family trust as to which Mr. Koehler's spouse serves as trustee, and 250 are held jointly by Mr. Koehler and his spouse. The Company intends to redeem all preferred shares as promptly as possible on or after December 15, 2014, the date on which they become redeemable, as described elsewhere in this prospectus.

(9)
These shares are held jointly by Ms. Livers and her spouse.

(10)
These shares are held jointly by Mr. McKay and his spouse.

(11)
Of these shares, 5,100 are held jointly by Mr. Brandon and his spouse, 1,000 are subject to stock options granted under the River Valley Bancorp Option Plan (the "Option Plan"), 900 shares were granted under the River Valley Recognition and Retention Plan ("Recognition and Retention Plan"), and 6,458 are held under the ESOP as of December 31, 2013.

(12)
Includes 4,848 shares held under the ESOP as of December 31, 2013, and 8,500 shares held jointly with Mr. Muessel's spouse.

(13)
Of these shares, 1,500 are held under the Recognition and Retention Plan, 5,000 are subject to stock options granted under the Option Plan, and 39,566 were allocated to such persons under the ESOP as of December 31, 2013.

(14)
The holders of shares of Preferred stock do not have the right to vote at the Annual Meeting.

 RELATED PARTY TRANSACTIONS

        As described above under "Use of Proceeds," we intend to redeem all of our 5,000 issued and outstanding Series A preferred shares on or after December 15, 2014, when the dividend rate on the Series A preferred shares increases from 7.25% to 9% per annum. Upon the redemption of the Series A preferred shares, a beneficial owner of Series A preferred shares is entitled to receive redemption proceeds equal to the sum of (i) $1,000 per Series A preferred share, which is the liquidation preference amount per preferred share, and (ii) any accrued and unpaid dividends to but excluding the date of redemption.

        Fred W. Koehler, our Chairman, beneficially owns 750 Series A preferred shares. Lillian Sue Livers, M.S., R.D., one of our directors, is the Director of The King's Daughters' Hospital Foundation Incorporated in Madison, Indiana (the "Foundation"). The Foundation assists the mission of The King's Daughters' Hospital and Health Services, which beneficially owns 1,000 Series A preferred shares. None of the executive officers or other directors of the Company beneficially owns any Series A preferred shares.

        In addition, Fred W. Koehler, our Chairman, and the River Valley Bancorp Employee Stock Ownership Plan and Trust (the "ESOP"), acting by River Valley Financial Bank, its Trustee, each intends to purchase over $120,000 in shares of our common stock in this public offering, as more fully described in the section of this prospectus entitled "Beneficial Ownership of Common Stock." Mr. Koehler intends to invest approximately $500,000 to purchase an estimated 19,493 shares, assuming a sales price of $25.65, the closing sales price of the common stock reported on the NASDAQ Capital Market on June 12, 2014. The ESOP intends to invest approximately $200,000 to purchase an estimated 7,797 shares, computed on the same basis.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

        Our common stock is listed on the NASDAQ Capital Market under the symbol "RIVR." The table below presents the high and low sale prices per share of our common stock on the NASDAQ Capital Market and the dividends paid per share of our common stock for the indicated periods. As of June 12, 2014, we had 1,537,306 shares of common stock issued and outstanding, held by approximately 288 record holders.

Quarter Ended	High	Low	Cash Distributions
2014
June 30 (through June 12)	$27.00	$24.80	$0.00
March 31	28.48	25.27	0.21
2013
December 31	$29.98	$23.90	$0.42
September 30	24.60	21.01	0.21
June 30	24.06	21.00	0.21
March 31	24.49	17.15	0.21
2012
December 31	$18.09	$16.47	$0.21
September 30	20.00	15.10	0.21
June 30	16.25	15.50	0.21
March 31	15.95	14.60	0.21

        On June 12, 2014, the closing sales price of our common stock on the NASDAQ Capital Market was $25.65 per share.

DIVIDEND POLICY

        Our board of directors has declared dividends consistently for the last 67 quarters and currently intends to continue to pay dividends throughout 2014. However, our ability to pay dividends to shareholders is largely dependent upon the dividends we receive from the Bank, and the Bank is subject to regulatory limitations on the amount of cash dividends it may pay.

        In general, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. The ability of our board of directors to declare and pay dividends on our common stock may be affected by both general corporate law considerations and policies of the Federal Reserve, applicable to bank holding companies. As an Indiana corporation, we are subject to the limitations of the Indiana Business Corporation Law, which prohibit us from paying dividends if we are, or by payment of the dividend we would become, insolvent, or if the payment of dividends would render us unable to pay our debts as they become due in the usual course of business. Additionally, policies of the Federal Reserve caution that a bank holding company should not pay cash dividends unless its net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

        The dividend rights of holders of our common stock are also qualified and subject to the dividend rights of holders of our Series A preferred shares. For so long as any of these preferred shares remain outstanding, no dividend or distribution may be declared or paid on the Company's common stock unless all accrued and unpaid dividends on the preferred shares have been or are first paid in full. As of March 31, 2014, all dividends on the Series A preferred shares were paid in full.

        In the event that we would elect to defer interest payments on our trust preferred securities, which we are permitted to do for up to 20 consecutive quarters, we would be prohibited from paying dividends on our common and preferred stock during the deferral period. While interest is being paid, we are not restricted under the terms of the trust preferred securities from paying dividends on our common or preferred stock, except to the extent that we must be able to fund any such dividends after paying interest on the trust preferred securities. As of March 31, 2014, we have not elected to defer any interest payments on our trust preferred securities, and we have no current intention of doing so.

        The Bank provides almost all of our revenues available for the payment of dividends. There are various statutory limitations that limit the ability of the Bank to pay dividends to us. The Bank is an Indiana state-chartered bank and is subject to the laws and regulations of the Indiana Department of Financial Institutions. Indiana law prohibits the Bank from paying dividends in an amount greater than its undivided profits, which generally refers to earnings less losses, bad debts, taxes and other operating expenses. The Bank is required to obtain the approval of the Indiana Department of Financial Institutions for the payment of any dividend if the total of all dividends declared by the Bank during the calendar year, including the proposed dividend, would exceed the sum of the Bank's net income for the year to date combined with its retained net income for the previous two years. Indiana law defines "retained net income" for this purpose to mean net income as calculated for call report purposes, less all dividends declared for the applicable period.

        In addition, the Bank may not pay a dividend if it would reduce its regulatory capital below the amount required for the liquidation account established at the time of the Bank's conversion from mutual to stock form to provide certain long-standing depositors with a limited priority claim on the assets of the Bank.

        The FDIC also has the authority to prohibit the Bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the Bank.

        As of March 31, 2014, the Bank had $5.6 million available to pay dividends to us.

DESCRIPTION OF CAPITAL STOCK

        We have the authority to issue 5,000,000 shares of common stock, no par value, and 2,000,000 shares of preferred stock, no par value. As of March 31, 2014, we had 1,536,306 shares of common stock issued and outstanding. Additionally, as of March 31, 2014, 8,000 shares of preferred stock have been designated Fixed Rate Cumulative Perpetual Preferred Stock, Series A, which we refer to as our Series A preferred shares, 5,000 of which are issued and outstanding.

        The following description of the material terms of our capital stock and of our articles of incorporation and bylaws is only a summary. You should refer to our articles of incorporation and bylaws, which have been filed with the SEC and are available from us upon request.

Common Stock

General

        Under our articles of incorporation, as amended, we have the authority to issue 5,000,000 shares of our common stock, no par value, of which 1,536,306 shares were issued and outstanding as of March 31, 2014. As of March 31, 2014, there were 10,066 shares of our common stock underlying options that have been issued pursuant to our equity incentive plans and 37,150 shares of our common stock reserved for future issuance under our equity incentive plans. In addition, on April 16, 2014, the shareholders approved the 2014 Stock Option and Incentive Plan, pursuant to which 150,000 shares of common stock are reserved for issuance.

        Our common stock is listed for trading on the NASDAQ Capital Market under the symbol "RIVR." Each share of our common stock has the same relative rights and is identical in all respects to every other share of our common stock. Our shares of common stock are neither redeemable nor convertible, and the holders have no preemptive or subscription rights to purchase any of our securities.

Voting Rights

        Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of directors.

Liquidation Rights

        Upon our liquidation, dissolution or winding up, the holders of our shares of common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred shares then outstanding, including the holders of shares of our Series A preferred shares.

Dividends Payable on Shares of Common Stock

        Dividends are payable on the shares of our common stock by action of the board of directors, subject to certain limitations and regulatory requirements. See "Dividend Policy" for a more complete discussion of the restrictions applicable to dividends payable on our shares of common stock.

Anti-Takeover Provisions

        Our articles of incorporation, as amended, and our bylaws and certain provisions of Indiana and federal law may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. These provisions are summarized in the following paragraphs.

          Authorized Shares of Capital Stock.     Authorized but unissued shares of our common stock and preferred stock under our articles of incorporation could (within the limits imposed by applicable law and NASDAQ Marketplace Rules) be issued in one or more transactions that could make a change of control of us more difficult, and therefore more unlikely. The additional authorized shares could be used to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the board of directors although perceived to be desirable by some shareholders.

          Classified Board and Director Qualifications.     Our board of directors is divided into three classes as nearly equal in number as possible. The shareholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors. In addition, River Valley's code of by-laws imposes certain qualifications for directors relating to residency, community involvement and deposit relationship with the Bank, among other things. These provisions make it more difficult for shareholders to remove directors and replace them with their own nominees.

          Filling of Board Vacancies; Director Removal.     The articles of incorporation provide that any vacancy occurring in the board of directors may be filled only by a vote of a majority of the "Continuing Directors." Continuing Directors refers to any director who was a member of the Company's board of directors on May 24, 1996, or who was recommended for appointment or election (before such person's initial assumption of office as a director) by a majority of the Continuing Directors then on the board. A person elected to fill a vacancy on the board of directors will serve for the unexpired term of the director whose seat became vacant. Our articles of incorporation also provide that a director may be removed from the board of directors before the expiration of his or her term only for Cause and only by the affirmative vote of the holders of at least 80% of the voting power of all the shares of the Company entitled to vote generally in the election of directors, voting as a single class. "Cause" is limited to grounds for termination in 12 CFR 163.39(b).

          Director Nominations and Business at Annual Meetings.     The Company's code of by-laws imposes certain notice and information requirements in connection with the nomination by shareholders of candidates for election to the Board of Directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

          No Cumulative Voting and Plurality Vote.     Our articles of incorporation do not provide for cumulative voting with respect to the election of directors. The elimination of cumulative voting makes it more difficult for a shareholder group to elect a director nominee. Also, our directors are elected by a plurality of votes, not a majority voting system, so a director can be elected to office with less than the support of the holders of a majority of the voting power. However, under our Corporate Governance Guidelines, any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to tender his or her resignation as a director to the Chairman of the Board and then the Governance and Nominating Committee must recommend to the full Board whether to accept or reject such resignation.

          Restrictions on Call of Special Meetings.    Our articles of incorporation provide that a special meeting of shareholders may be called only by the Chairman of the Board of the Company or pursuant to a resolution adopted by a majority of the total number of directors of the Company. Shareholders are not authorized to call a special meeting.

          Limitations on 10% Shareholders.     The Articles provide that: (i) no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of common stock of the Company provided that such limitation shall not apply to the purchase of shares by underwriters in a public offering or the purchase of shares by qualified employee benefit plans. Shares beneficially acquired in violation of the stock ownership restriction described above in excess of the 10% limit shall not be entitled to vote and shall not be voted by any person or counted as voting stock in connection with any matter submitted to a vote of shareholders.

          Evaluation of Offers.     The Company's articles of incorporation provide that the Board of Directors of the Company, in determining whether to take or refrain from taking corporate action on any matter, including making or declining to make any recommendation to the Company's shareholders, may, in addition to any other considerations that the Board may lawfully take into account, consider the long-term and short-term best interests of the Company (including the possibility that these interests may be best served by the continued independence of the Company), taking into account the social and economic effects of such action on the customers, present and future employees, and suppliers of the Company and its subsidiaries (including account holders and borrowers of any subsidiary of the Company); the effect on the communities in which the Company's offices or other facilities are located; and the effect on the ability of the Company to fulfill the objectives of a bank holding company and on the ability of the Bank to fulfill the objectives of a financial institution. The Company's articles of incorporation also authorize the Board of Directors to take certain actions to encourage a person to negotiate for a change of control of the Company or to oppose such a transaction considered unfair, abusive or otherwise undesirable by the Board of Directors including the adoption of so-called shareholder rights plans. By having these standards and provisions in the Company's articles of incorporation, the Board of Directors may be in a stronger position to oppose such a transaction if the Board concludes that the transaction would not be in the best interest of the Company, even if the price offered is significantly greater than the then market price of any equity security of the Company.

          Business Combinations.     River Valley's articles of incorporation provide that the affirmative vote of the holders of not less than eighty percent (80%) of the outstanding common stock of River Valley shall be required to approve any merger or consolidation, sale of assets, issuance or transfer of securities, adoption of a plan of liquidation or dissolution, reclassification of securities, or similar transaction, in each case involving a shareholder who beneficially owns 10% or more of the voting power of River Valley common stock. This supermajority vote provision will apply unless, in the case of transactions not involving the payment cash or other consideration to the shareholders of River Valley, the transaction was approved by a majority vote of River Valley's Continuing Directors (as defined in Clause 12.037 of the articles of incorporation), or in the case of a transaction involving the payment of cash or other consideration to shareholders of River Valley, either (i) the transaction was approved by a majority vote of River Valley's Continuing Directors, or (ii) the transaction involves consideration per share generally equal to the higher of (A) the highest amount paid by such 10% shareholder or its affiliates in acquiring any shares of the River Valley common stock over a two-year period or (B) the "Fair Market Value" of such shares. Fair Market Value generally refers to the highest closing bid for the common stock during the 30 days preceding the date of the announcement of the proposed business combination or on the date the 10% or greater shareholder became such, whichever is higher. Business combinations meeting the above criteria require the affirmative vote of a majority of the outstanding shares of common stock of River Valley.

          Amendments to Articles and Bylaws.     Amendments to the Company's articles of incorporation must be approved by a majority vote of the Company's Board of Directors and also by a majority of the outstanding shares of the Company's voting shares; provided, however, that approval by at least 80% of the outstanding voting shares is required for certain provisions (i.e., provisions relating to number, classification, and removal of directors; limitations on the acquisition of shares; amendment of the code of by-laws; call of special shareholder meetings; criteria for evaluating certain offers; certain business combinations; and amendments to provisions relating to the foregoing). The provisions concerning limitations on the acquisition of shares may be amended only by an 80% vote of the Company's outstanding shares unless at least two-thirds of the Company's Continuing Directors (directors of the Company on May 24,1996, or directors recommended for appointment or election by a majority of such directors) approve such amendments in advance of their submission to a vote of shareholders (in which case the shareholder vote required by Indiana law is required).

          The code of by-laws may be amended only by a majority vote of the total number of directors of the Company.

          State Law.    Several provisions of the Indiana Business Corporation Law, as amended (the "IBCL"), could affect the acquisition of shares of the common stock or otherwise affect the control of the Company. Chapter 43 of the IBCL prohibits certain business combinations, including mergers, sales of assets, lease, exchange, mortgage, pledge, transfer or other dispositions, recapitalizations, issuance or transfer of shares and reclassifications of securities, between corporations such as the Company (assuming that it has over 100 shareholders) and an interested shareholder, defined as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, for five years following the date on which the shareholder obtained 10% ownership unless the acquisition was approved in advance of that date by the board of directors. If prior approval is not obtained, several price and procedural requirements must be met before the business combination can be completed.

          In addition, the IBCL contains provisions designed to assure that minority shareholders have some say in their future relationship with Indiana corporations in the event that a person made a tender offer for, or otherwise acquired, shares giving that person more than 20%, 33.33%, and 50% of the outstanding voting securities of corporations having 100 or more shareholders (the "Control Share Acquisitions Statute"). Under the Control Share Acquisitions Statute, if an acquiror purchases those shares at a time that the corporation is subject to the Control Share Acquisitions Statute, then until each class or series of shares entitled to vote separately on the proposal, by a majority of all votes entitled to be cast by that group (excluding shares held by officers of the corporation, by employees of the corporation who are directors thereof and by the acquiror), approves in a special or annual meeting the rights of the acquiror to vote the shares which take the acquiror over each level of ownership as stated in the statute, the acquiror cannot vote these shares. An Indiana corporation otherwise subject to the Control Share Acquisitions Statute may elect not to be covered by the statute by so providing in its articles of incorporation or by-laws. The Company has not made such an election.

          The IBCL specifically authorizes Indiana corporations to issue options, warrants or rights for the purchase of shares or other securities of the corporation or any successor in interest of the corporation. These options, warrants or rights may, but need not be, issued to shareholders on a pro rata basis.

          The IBCL specifically authorizes directors, in considering the best interest of a corporation, to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. As described above, the Company Articles contain a provision having a similar effect. Under the IBCL, directors are not required to approve a proposed business combination or other corporate action if the directors determine in good faith that such approval is not in the best interest of the corporation. In addition, the IBCL states that directors are not required to redeem any rights under or render inapplicable a shareholder rights plan or to take or decline to take any other action solely because of the effect such action might have on a proposed change of control of the corporation or the amounts to be paid to shareholders upon such a change of control. The IBCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply. The Delaware Supreme Court has held that defensive measures in response to a potential takeover must be "reasonable in relation to the threat posed".

          In taking or declining to take any action or in making any recommendation to a corporation's shareholders with respect to any matter, directors are authorized under the IBCL to consider both the short-term and long-term interests of the corporation as well as interests of other constituencies and other relevant factors. Any determination made with respect to the foregoing by a majority of the disinterested directors shall conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith after reasonable investigation.

          Because of the foregoing provisions of the IBCL, the Board will have flexibility in responding to unsolicited proposals to acquire the Company, and accordingly it may be more difficult for an acquiror to gain control of the Company in a transaction not approved by the Board.

          Federal Limitations.     The Change in Bank Control Act provides that no person, acting directly or indirectly, or through or in concert with one or more persons may acquire control of an insured depository institution or of a bank holding company unless at least 60 days prior written notice is given to the appropriate banking agency and such agency has not objected to the proposed acquisition.

          The Bank Holding Company Act also prohibits any "company," directly or indirectly or acting in concert with one or more other persons, or through one or more subsidiaries or transactions, from acquiring control of an insured depository institution without the prior approval of the Federal Reserve. In addition, any company that acquires such control becomes a "bank holding company" subject to registration, examination and regulation as a bank holding company by the Federal Reserve.

          The term "control" for purposes of the Bank Holding Company Act includes (i) the power, directly or indirectly, to vote more than 25% of any class of voting stock of the insured depository institution, (ii) control, in any manner, of the election of a majority of the directors of the institution; (iii) a determination by the Federal Reserve, after notice and opportunity for hearing, that such company or person has the power, directly or indirectly, to exercise a controlling influence over or to direct the management or policies of the institution; and (iv) the conditioning in any manner of the transfer of 25% or more of any class of voting stock in the institution upon transfer of 25% or more of the voting stock of another institution or other company.

          The Change in Bank Control Act has a similar definition of control. However, regulations also set forth certain "rebuttable control determinations" which arise upon the acquisition of any voting securities of an insured depository institution or bank holding company if, after the transaction, the acquiring person (or persons acting in concert) owns, controls, or holds with power to vote 10% or more (but less than 25%) of any class of voting securities of the institution, and if (i) the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 or (ii) no other person will own a greater percentage of that class of voting securities immediately after the transaction.

          The Federal Reserve specifies certain criteria it uses to evaluate control applications under the Bank Holding Company Act. The Federal Reserve is empowered to disapprove an acquisition of control if it finds, among other things, that (i) the acquisition would substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the institution or its depositors, (iii) the competency, experience, or integrity of the acquiring person indicates that it would not be in the interest of the depositors, the institution, or the public to permit the acquisition of control by such person, or (iv) the convenience and needs of the communities will not be served by the acquiring institution.

          In addition, under the Bank Holding Company Act, bank holding companies may not, directly or indirectly, acquire over 5% of the voting power of another bank or bank holding company without prior Federal Reserve approval.

Transfer Agent.

        The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Preferred Stock

General

        Under our articles of incorporation, as amended, we have authority to issue up to 2,000,000 shares of preferred stock, without par value. Of such number of shares of preferred stock, 8,000 shares have been designated as Series A preferred shares, 5,000 of which Series A preferred shares are currently outstanding.

Dividends Payable on Shares of Series A Preferred Shares

        Holders of Series A preferred shares are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 7.25% per share on a liquidation preference of $1,000 per share of Series A preferred shares with respect to each dividend period for five years after the date of issuance of the preferred shares, which was November 19, 2009 in the case of the 5,000 preferred shares currently outstanding. Thereafter, for dividend periods beginning after that five-year anniversary, holders of Series A preferred shares are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series A preferred shares with respect to each dividend period thereafter.

        Dividends are payable quarterly in arrears on each March 15, June 15, September 15 and December 15, each a "dividend payment date," starting in December 15, 2009 in the case of the 5,000 preferred shares currently outstanding. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A preferred shares are payable to holders of record of Series A preferred shares on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

        If we determine not to pay any dividend or a full dividend with respect to the Series A preferred shares, we are required to provide written notice to the holders of Series A preferred shares prior to the applicable dividend payment date.

        Since we receive substantially all of our revenue from dividends from the Bank, our ability to pay dividends on our common stock or preferred shares depends on our receipt of dividends from the Bank. Dividend payments from the Bank are subject to legal and regulatory limitations, generally based on net income and retained earnings. The ability of the Bank to pay dividends to us is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. In addition, we are subject to Indiana state laws relating to the payment of dividends.

Priority of Dividends

        With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A preferred shares will rank:

  •
  senior to our common stock and all other equity securities designated as ranking junior to the Series A preferred shares; and

  •
  at least equally with all other equity securities designated as ranking on a parity with the Series A preferred shares, or parity stock, with respect to the payment of dividends and distribution upon any liquidation, dissolution or winding-up of the Company.

        So long as any Series A preferred shares remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on the common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series A preferred shares for all prior dividend periods, other than:

  •
  purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business and consistent with past practice including pursuant to a publicly announced repurchase plan, up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

  •
  purchases or other acquisitions by broker-dealer subsidiaries of the Company solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

  •
  by broker-dealer subsidiaries of the Company for resale pursuant to an offering by us of our stock that is underwritten by the related broker-dealer subsidiary;

  •
  any dividends or distributions of rights or junior stock in connection with any shareholders' rights plan or redemptions or repurchases of rights pursuant to any shareholders' rights plan;

  •
  the acquisition of record ownership by the Company or any of its subsidiaries of junior stock or parity stock for the beneficial ownership of any other person who is not the Company or any of its subsidiaries, including as trustee or custodian; and

  •
  exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such exchange or conversion is required pursuant to binding contractual agreements entered into before issuance of the preferred shares or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

        On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the Series A preferred shares and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series A preferred shares), with respect to the Series A preferred shares and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

        Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors, or a duly authorized committee of the board, may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series A preferred shares from time to time out of any funds legally available for such payment, and the Series A preferred shares shall not be entitled to participate in any such dividend.

Redemption

        The Series A preferred shares may not be redeemed prior to the first day of the first dividend payment period commencing after the fifth anniversary of the issue date of the preferred shares. The five-year anniversary of issuance of our outstanding Series A preferred shares is November 19, 2014, and the first dividend payment period following that anniversary starts on December 15, 2014. On or after the first dividend payment period commencing after the fifth anniversary of the issue date of the preferred shares, the Series A preferred shares may be redeemed at any time, subject to any required bank regulatory approval, in whole or in part, subject to notice as described below.

        In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to, but excluding, the date of redemption.

        The Series A preferred shares will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of Series A preferred shares have no right to require the redemption or repurchase of the Series A preferred shares. Our board of directors, or a duly authorized committee of the board of directors, has full power and authority to prescribe the terms and conditions upon which the Series A preferred shares will be redeemed from time to time, subject to the provisions of the Certificate of Designations.

        If fewer than all of the outstanding Series A preferred shares are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of Series A preferred shares in proportion to the number of shares held by those holders or in such other manner as our board of directors or a duly authorized committee thereof may determine to be fair and equitable.

        We will mail notice of any redemption of Series A preferred shares by first class mail, postage prepaid, addressed to the holders of record of the Series A preferred shares to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Series A preferred shares designated for redemption will not affect the redemption of any other Series A preferred shares. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where Series A preferred shares are to be surrendered for payment, and the number of Series A preferred shares to be redeemed (and, if less than all Series A preferred shares held by the applicable holder, the number of shares to be redeemed from the holder).

        Shares of Series A preferred shares that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred shares.

Liquidation Rights

        In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A preferred shares will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A preferred shares will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities, but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A preferred shares.

        If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A preferred shares and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series A preferred shares and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series A preferred shares has been paid in full to all holders of Series A preferred shares and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A preferred shares will be entitled to receive all of our remaining assets according to their respective rights and preferences.

        For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

        Except as indicated below or otherwise required by law, the holders of Series A preferred shares will not have any voting rights.

          Election of Two Directors upon Non-Payment of Dividends.     If the dividends on the Series A preferred shares have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of Series A preferred shares, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the "preferred stock directors," at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. Directors elected by the holders of preferred shares will need to satisfy the qualification requirements in the Company's code of by-laws. Upon payment in full of all accrued and unpaid dividends, the right to elect preferred stock directors will terminate, subject to revesting in the event that dividends on the Series A preferred shares are not paid for an aggregate of six quarterly dividend payments. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of The Nasdaq Stock Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

          Upon the termination of the right of the holders of Series A preferred shares and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of authorized directors of the Company will be reduced by the number of preferred stock directors that the holders of Series A preferred shares and voting parity stock had been entitled to elect. The holders of a majority of Series A preferred shares and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the Series A preferred shares and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

          Other Voting Rights.    So long as any Series A preferred shares are outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of incorporation, as amended, the vote or consent of the holders of at least 66 2/3% of the Series A preferred shares at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

    •
    any amendment or alteration of the Certificate of Designations for the Series A preferred shares or our articles of incorporation, as amended, to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A preferred shares with respect to payment of dividends and/or distribution of assets on any liquidation, dissolution or winding up of the Company;

    •
    any amendment, alteration or repeal of any provision of the Certificate of Designations for the Series A preferred shares or our articles of incorporation, as amended, so as to adversely affect the rights, preferences, privileges or voting powers of the Series A preferred shares; or

    •
    any consummation of a binding share exchange or reclassification involving the Series A preferred shares or of a merger or consolidation of the Company with another entity, unless the Series A preferred shares remain outstanding following any such transaction and have the same rights, preferences, privileges and voting power or, if the Company is not the surviving or resulting entity or its ultimate parent, are converted into or exchanged for preference securities, and such remaining outstanding Series A preferred shares or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A preferred shares, taken as a whole.

          To the extent of the voting rights of the Series A preferred shares, each holder of Series A preferred shares will have one vote for each share of Series A preferred shares.

          The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding Series A preferred shares have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A preferred shares to effect the redemption.

UNDERWRITING

        We are offering the shares of our common stock described in this prospectus through Keefe, Bruyette & Woods, Inc., as sole underwriter (the "Underwriter"). We have entered into an underwriting agreement with the Underwriter dated                        , 2014 (the "Underwriting Agreement"). Subject to the terms and conditions of the Underwriting Agreement, the Underwriter has agreed to purchase the number of shares of common stock set forth on the cover of this prospectus from us.

        Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriter.

        In connection with this offering, the Underwriter or securities dealers may distribute offering documents to investors electronically.

        Certain of our executive officers and directors are expected to purchase shares of our common stock in this offering at the public offering price set forth on the cover of this prospectus. Any shares purchased by our executive officers or directors will be subject to the lock-up agreements described below.

Commission and Discounts

        Shares of common stock sold by the Underwriter to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the Underwriter to securities dealers may be sold at a discount of up to $            per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriter to other brokers or dealers at a discount of up to $            per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the Underwriter may change the offering price and the other selling terms.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the Underwriter of its overallotment option to purchase additional                shares:

	Per Share	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Public offering price
Underwriting discount(1)
Proceeds to us, before expenses(1)

(1)
Shares subject to an underwriting discount of 5.5%, except that any shares sold in the directed share program will be subject to an underwriting discount of 3.5%. We have reserved up to 82,500 shares for the directed share program.

        We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriter, will be approximately $            . This amount includes the amount we have agreed to reimburse the Underwriter for certain fees and expenses incurred in connection with this offering, including fees of counsel to the Underwriter and fees and expenses incurred by the Underwriter in connection with road-show presentations and FINRA's review of the terms of the offering, not to exceed $250,000 in total.

Option to Purchase Additional Shares

        We have granted the Underwriter an option to buy up to 123,750 additional shares of our common stock at the public offering price less underwriting discounts and commissions. The Underwriter may exercise this option, in whole or from time to time, solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriter has 30 days from the date of this prospectus to exercise this option.

Lock-Up Agreements

        We, our executive officers and our directors have entered into lock-up agreements with the Underwriter. Under these agreements, we and each of these persons may not, without the prior written approval of the Underwriter, subject to limited exceptions,

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, with respect to any of the foregoing; or

  •
  enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

        These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

        These restrictions will be in effect for a period of 90 days after the date of the Underwriting Agreement.

        The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

NASDAQ Capital Market Listing

        Our common stock is listed on the Nasdaq Capital Market under the symbol "RIVR."

Indemnification and Contribution

        We have agreed to indemnify the Underwriter and its affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the Underwriter and its affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

        To facilitate the offering of our common stock, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including:

  •
  stabilizing transactions;

  •
  short sales; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriter of a greater number of shares of common stock than it is required to purchase in this offering. Short sales may be "covered short sales," which are short positions in an amount not greater than the Underwriter's over-allotment option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

        The Underwriter may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which it may purchase shares through the over-allotment option. The Underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

        As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time without notice. The Underwriter may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise.

Passive Market Making

        In connection with this offering, the Underwriter and any selling group members may engage in passive market making transactions in our common stock on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The Underwriter and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

        A prospectus in electronic format may be made available by e-mail or on the website or through online services maintained by the Underwriter or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The Underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the Underwriter on the same basis as other allocations. Other than the prospectus in electronic format, the information on the Underwriter's website and any information contained on any other website maintained by the Underwriter is not part of this prospectus, has not been approved and/or endorsed by the Underwriter or us and should not be relied upon by investors.

Directed Share Program

        At our request, the Underwriter has reserved for sale, at the initial public offering price, up to 82,500 shares of common stock offered by this prospectus for sale to our directors, officers, employees, customers, local community investors, business associates and related persons. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the Underwriter to the general public on the same terms as the other shares of our common stock offered by this prospectus. Any shares sold in the directed share program will be subject to an underwriting discount of 3.5%.

Affiliations

        The Underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the Underwriter and/or its affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking and other services for us and our affiliates in the ordinary course of its business, for which they have received, or may receive, customary compensation, fees, commissions and expense reimbursement. In addition, in the ordinary course of their various business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

EXPERTS

        Our consolidated financial statements as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013, included in our Annual Report on Form 10-K for the year ended December 31, 2013, have been audited by BKD, LLP, independent registered public accounting firm, as set forth in its report thereon and incorporated therein and herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the shares of our common stock offered by this prospectus and certain legal matters will be passed upon for us by Barnes & Thornburg LLP, Indianapolis, Indiana. Certain legal matters relating to this offering will be passed upon for Keefe, Bruyette & Woods, Inc. by Vedder Price P.C., Chicago, Illinois.

825,000 Shares of Common Stock

PROSPECTUS

                  , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered. Except for the Securities and Exchange Commission ("SEC") registration fee and the Financial Industry Regulatory Authority ("FINRA") filing fee, all amounts are estimates.

Amount Paid or to be Paid
SEC registration fee	$3,220
FINRA filing fee	4,250
NASDAQ listing fees	8,988
Legal fees and expenses	175,000
Accounting fees and expenses	70,000
Underwriter legal fees and other expenses	250,000
Printing expenses	60,000
Transfer agent and registrar fee	5,000
Miscellaneous	3,542
Total	$580,000

Item 14.    Indemnification of Directors and Officers.

        Chapter 37 of the Indiana Business Corporation Law (the "IBCL") authorizes every Indiana corporation to indemnify its officers and directors under certain circumstances against liability incurred in connection with proceedings to which the officers or directors are made a party by reason of their relationship to the corporation. Officers and directors may be indemnified where they have acted in good faith; in the case of official action, the conduct was in the corporation's best interests and in all other cases, the action taken was not against the interests of the corporation; and in the case of criminal proceedings, the action was lawful or there was no reason or cause to believe the action was unlawful. Chapter 37 also requires every Indiana corporation to indemnify any of its officers or directors (unless limited by the articles of incorporation of the corporation) who were wholly successful, on the merits or otherwise, in the defense of any such proceeding against reasonable expenses incurred in connection with the proceeding. A corporation may also, under certain circumstances, pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding. Chapter 37 states that the indemnification provided for therein is not exclusive of any other rights to which a person may be entitled under the articles of incorporation, by-laws or resolutions of the board of directors or shareholders.

        Our articles of incorporation provide for indemnification, to the fullest extent permitted by the IBCL, of our directors, officers, employees or agents against liability and reasonable expense that may be incurred by them, arising out of any claim or action, civil or criminal in which they may become involved by reason of being or having been a director, officer, employee or agent. To be entitled to indemnification, (a) those persons must have been wholly successful in the claim or action or (b) the board of directors, independent legal counsel or the shareholders must have determined that such persons acted in good faith in what they reasonably believed to be in our best interest, or in the case of conduct not in the individual's capacity with us, did not act in opposition to our best interest. In addition, in any criminal action, such persons must have had no reasonable cause to believe that their conduct was unlawful.

        Officers and directors of our company are insured, subject to certain exclusions and deductible and maximum amounts, against loss from claims arising in connection with their acting in their respective capacities, which include claims under the Securities Act of 1933 (the "Securities Act").

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).

Item 15.    Recent Sales of Unregistered Securities

        Not applicable.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

Exhibit No.		Description
1	(1)	Form of Underwriting Agreement

2	(1)	Reorganization Agreement among River Valley Bancorp, River Valley Financial Bank, Citizens Union Bancorp of Shelbyville, Inc. and Dupont State Bank dated December 5, 2011 is incorporated by reference to Exhibit 2.1 to Registrant's Form 8-K filed on December 5, 2011

2	(2)	First Amendment to the Reorganization Agreement, dated May 31, 2012, is incorporated by reference to Exhibit 2.1 to Registrant's Form 8-K filed on May 31, 2012

2	(3)	Second Amendment to the Reorganization Agreement, dated June 29, 2012, is incorporated by reference to Exhibit 2.1 to Registrant's Form 8-K filed on June 29, 2012

2	(4)	Third Amendment to the Reorganization Agreement, dated July 31, 2012, is incorporated by reference to Exhibit 2.1 to Registrant's Form 8-K filed on August 6, 2012

2	(5)	Fourth Amendment to the Reorganization Agreement, dated October 12, 2012, is incorporated by reference to Exhibit 2.1 to Registrant's Form 8-K filed on October 18, 2012

3	(1)	Articles of Incorporation is incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-K filed on March 18, 2009 (SEC File/Film Number 000-21765/09691041)

3	(2)	Certificate of Designations for Series A Preferred Stock is incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed on November 24, 2009

3	(3)	Amended Code of By-Laws is incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed on July 23, 2009

4	(1)	Form of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures Indenture, dated March 26, 2003, is incorporated by reference to Exhibit 4.1 of Registrant's Form 10-QSB filed May 15, 2003 (SEC File/Film Number 000-21765/03702671)

4	(2)	Form of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures Trust Agreement, dated March 26, 2003, incorporated by reference to Exhibit 4.2 of Registrant's Form 10-QSB filed May 15, 2003 (SEC File/Film Number 000-21765/03702671)

Exhibit No.		Description
4	(3)	Form of Fixed/Floating Rate Junior Subordinated Deferrable Interest Guarantee Agreement, dated March 26, 2003, incorporated by reference to Exhibit 4.3 of Registrant's Form 10-QSB filed May 15, 2003 (SEC File/Film Number 000-21765/03702671)

4	(4)	Form of Certificate for Series A Preferred Stock is incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K filed on November 24, 2009

5	(1)	Opinion of Barnes & Thornburg LLP

10	(1)*	Exempt Loan and Share Purchase Agreement between Trust under River Valley Bancorp Employee Stock Ownership Plan and Trust Agreement and River Valley Bancorp is incorporated by reference to Exhibit 10(22) to the Registration Statement on Form S-1 filed June 4, 1996

10	(2)*	River Valley Bancorp Recognition and Retention Plan and Trust is incorporated by reference to Exhibit 10(8) to the Form 10-KSB filed March 31, 2005 (SEC File/Film Number 000-21765/05718745)

10	(3)*	River Valley Bancorp Stock Option Plan is incorporated by reference to Exhibit 10(9) to the Form 10-KSB filed March 31, 2005 (SEC File/Film Number 000-21765/05718745)

10	(4)*	Form of Employee Incentive Stock Option Agreement under the River Valley Bancorp Stock Option Plan is incorporated by reference to Exhibit 10(12) of Registrant's Form 10-KSB filed March 31, 2005 (SEC File/Film Number 000-21765/05718745)

10	(5)*	Form of Director Non-Qualified Stock Option Agreement is incorporated by reference to Exhibit 10(13) of Registrant's Form 10-KSB filed on March 31, 2005 (SEC File/Film Number 000-21765/05718745)

10	(6)*	Form of Award Notification under the River Valley Bancorp Recognition and Retention Plan and Trust is incorporated by reference to Exhibit 10(14) of Registrant's Form 10-KSB filed on March 31, 2005 (SEC File/Film Number 000-21765/05718745)

10	(7)*	River Valley Financial Bank Split Dollar Insurance Plan, effective January 1, 2007, is incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on January 31, 2007 (SEC File/Film Number 000-21765/07566558)

10	(8)*	Supplemental Life Insurance Agreement, dated January 25, 2007, between River Valley Financial Bank and Matthew Forrester, is incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on January 31, 2007 (SEC File/Film Number 000-21765/07566558)

10	(9)*	Salary Continuation Agreement, dated January 25, 2007, between River Valley Financial Bank and Matthew Forrester , is incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed on January 31, 2007 (SEC File/Film Number 000-21765/07566558)

10	(10)*	Amended and Restated Employment Agreement (Matthew P. Forrester), is incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on November 26, 2007 (SEC File/Film Number 000-21765/071265974)

10	(11)*	Amended and Restated Employment Agreement (Anthony D. Brandon), is incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on November 26, 2007 (SEC File/Film Number 000-21765/071265974)

Exhibit No.		Description
10	(12)*	Amended and Restated Employment Agreement (John Muessel) is incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed on November 26, 2007 (SEC File/Film Number 000-21765/071265974); First Amendment thereto dated September 17, 2009, is incorporated by reference to Exhibit 10(13) to the Registrant's Form 10-K filed on March 18, 2014

10	(13)*	Amended and Restated Director Deferred Compensation Master Agreement, is incorporated by reference to Exhibit 10.4 to the Registrant's Form 8-K filed on November 26, 2007 (SEC File/Film Number 000-21765/071265974)

10	(14)*	Form of Directors' Deferral Plan Deferral and Distribution Election Form is incorporated by reference to Exhibit 10.14 to the Registrant's Form 10-K filed on March 16, 2010

10	(15)	Form of Investment Agreement for Series A Preferred Stock is incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on November 24, 2009

10	(16)*	2013 River Valley Financial Bank Incentive Plan is incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on December 13, 2012

10	(17)	Branch Purchase and Assumption Agreement, dated September 4, 2013, is incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on September 5, 2013

10	(18)*	2014 River Valley Financial Bank Incentive Plan is incorporated by reference to Exhibit 10(20) to the Registrant's Form 10-K filed on March 18, 2014

10	(19)*	2014 Stock Option and Incentive Plan is incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on April 17, 2014

10	(20)*	Form of Nonqualified Stock Option Agreement for 2014 Stock Option and Incentive Plan is incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K filed on April 17, 2014

10	(21)*	Form of Incentive Stock Option Agreement for 2014 Stock Option and Incentive Plan is incorporated by reference to Exhibit 10.3 to Registrant's Form 8-K filed on April 17, 2014

10	(22)*	Form of Agreement for Restricted Stock Grant under the 2014 Stock Option and Incentive Plan is incorporated by reference to Exhibit 10.4 to Registrant's Form 8-K filed on April 17, 2014

21		Subsidiaries of the Registrant is incorporated by reference to Exhibit 21 to the Registrant's Form 10-K filed on March 18, 2014

23	(1)**	Consent of BKD, LLP

23	(2)	Consent of Barnes & Thornburg LLP (included in Exhibit 5(1))

24	(1)**	Power of Attorney (on signature page)

*
Indicates management contract or corporate plan

**
Previously filed

  (b)
  Financial Statement Schedules

        All schedules have been omitted because they are not required or because the required information is given in the financial statements or notes to those statements.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Indianapolis, Indiana, on June 13, 2014.

RIVER VALLEY BANCORP
By:	/s/ MATTHEW P. FORRESTER Matthew P. Forrester President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title		Date

(1) Principal Executive Officer:		)
)
/s/ MATTHEW P. FORRESTER		)
Matthew P. Forrester	President and Chief Executive Officer and Director	)	June 13, 2014
)
(2) Principal Financial and Accounting Officer:		)
)
)
/s/ VICKIE L. GRIMES	Treasurer	)
Vickie L. Grimes		)	June 13, 2014
)
(3) The Board of Directors:		)
)
*	Director	)
Lonnie D. Collins		)	June 13, 2014
)
)
*	Director	)
Michael J. Hensley		)	June 13, 2014
)
)
*	Director	)
Fred W. Koehler		)	June 13, 2014
)
)
*	Director	)
L. Sue Livers		)	June 13, 2014
)
)

Signatures	Title		Date

*	Director	)
Charles J. McKay		)	June 13, 2014

*By:	/s/ MATTHEW P. FORRESTER Matthew P. Forrester, Attorney-in-Fact